03032563

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Champion Technology Holdings Ltd.

*CURRENT ADDRESS 3/F Kantone Centre,
No. 1 Ning Foo Street
Chai Wan, Hong Kong

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3442 FISCAL YEAR 6/30/01

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 9/28/03

Champion Technology
冠軍科技

Flying with the Dragon

Building on solid foundations

Annual Report 2001

Contents

ABOUT CHAMPION

Champion Technology (www.championtechnology.com) is the holding company of a communications software group of companies, with subsidiaries specialising in wireless technologies formed in 1930, and software development established in 1987. Capitalising on its wireless transmission and information software experience, the Group has successfully integrated different communications technologies into a comprehensive range of wireless solutions and services.

In recognition of the potential of the digital economy, the Group has in recent years been focusing on a number of fundamental Internet solutions, namely, speed and capacity of access, security and authenticity, digital content creation, and e-Commerce. The Group's objective is to build on its global presence, especially in China, to promote e-services.

Champion Technology Holdings Limited has a primary listing on The Stock Exchange of Hong Kong Limited. Its shares are also traded over-the-counter in the United States by means of American Depositary Receipts.

Corporate Information

EXECUTIVE DIRECTORS
Paul KAN Man Lok (Chairman)
Leo KAN Kin Leung (CEO)
Sunny LAI Yat Kwong

INDEPENDENT
NON-EXECUTIVE DIRECTORS
Francis Gilbert KNIGHT
Jennifer CHEUNG Mei Ha
Terry John MILLER

PRINCIPAL PLACE OF BUSINESS
The Penthouse
Kantone Centre
1 Ning Foo Street
Chaiwan
Hong Kong

REGISTERED OFFICE
P.O. Box 1787
Second Floor
One Capital Place
Grand Cayman
Cayman Islands
British West Indies

COMPANY HOMEPAGE/WEBSITE
http://www.championtechnology.com

STOCK CODE
0092

COMPANY SECRETARY
Jennifer CHEUNG Mei Ha

PRINCIPAL BANKERS
Citibank, N.A.
Dao Heng Bank
Midland Bank plc
Standard Chartered Bank
The Hongkong and Shanghai Banking Corporation Ltd.
The Sanwa Bank Ltd.
The Sumitomo Mitsui Banking Corp.

AUDITORS
Deloitte Touche Tohmatsu

SHARE REGISTRARS
Cayman Islands:
The Harbour Trust Co. Ltd.
P.O. Box 1787
Second Floor
One Capital Place
George Town
Grand Cayman
Cayman Islands
British West Indies
Hong Kong:
Secretaries Limited
5th Floor
Wing On Centre
111 Connaught Road Central
Hong Kong

DEPOSITARY
Citibank, N.A.
American Depositary Receipts
111 Wall Street, 5th Floor
New York, NY 10043
U.S.A.

INFORMATION AND ENQUIRIES
Investor Relations
Champion Technology Holdings Ltd.
Kantone Centre
1 Ning Foo Street
Chaiwan
Hong Kong

email:ir@championtechnology.com

Chairman's Statement

Dear Shareholders,

Barely two years ago, the world celebrated the arrival of a new millennium which was marked by a mind-bending, path-breaking, and inspiring new Internet economy. Today, we've all woken up to a new world, shaken by the recent events in the US and the latest action against terrorism. Crisis management itself has taken on a new meaning, and managers' ability to comprehend and respond to crisis is put to the test.

Crisis or no crisis, we're still on track towards Digital Convergence, and I remain optimistic about the Group's e-Commerce strategy. As I mentioned in my last Annual Report, we need expertise in three specific disciplines in order to thrive in this new global economy, and these are Internet solutions, software, and telecommunications, which remain our core strengths.

Now that the dust has settled, we must lift our spirits and charge on with our lives.

THREE FUNDAMENTAL AREAS IN OUR FAVOUR

"First Mover" Advantage in China Promises Huge Opportunities

China's trade is expected to double in the five years after it joins the World Trade Organisation (WTO). This means that Hong Kong and our trading partners can, in future, not only source from the world and manufacture in China to sell to the world, but also - for the very first time - sell our products to China as a domestic market.

Our early foray into China in the late eighties and early nineties has helped establish ourselves firmly in the world's biggest economy, and has equipped ourselves with full knowledge of the market, especially in the telecommunications and IT arena.

We recently led a consortium of 12 solution partners, including technology leaders from across the Strait, as well as international ones, to pursue smart card related opportunities in the region and in the international markets. As a result of the terrorist attacks in the US, many governments are seriously considering issuing smart ID cards for their citizens as a matter of increased security measure. Our global footprint and wide network of international partners will stand us in good stead both in sourcing leading technology combinations and tapping new markets hand in hand with our collaboration partners.

Pioneer in Radio Communications and IT

The acquisition of Multitone Electronics PLC in 1993 raised the international reach of the Group. Today the Group can leverage on its members which have an unrivalled 50 years of radio technology experience, and have spent over 60 years to build a market presence with a geographical footprint over 50 countries. The Group prides itself in owning a fully integrated communications and IT solutions operation with activities spanning from concept design, product development, manufacturing, customization, installation, to implementation, promotion, marketing, and distribution on a global basis.

In the wake of the terrorist attacks in New York and Washington, there has been a surge in demand for tightened security and defense quality radio systems and secure communications by law enforcement agencies as well as the private sector across the board. With a well-established network of such operations in Europe, we see the time has come to expand the Group's proven security products and services into the Asian region. We're already working hand in hand on several communications projects in Hong Kong, and are keeping close touch with the law enforcement authorities in the major cities in China.

Early Investment in Information Security and Encryption

An early adopter and mover in the digital economy, Champion Technology made substantial investment in early years in both encryption and biometric technologies to address the issues of security, authenticity of data, and identification of users over the Internet.

Now it looks like that the floodgates are open for increasing security spending, giving promise to further opportunities for the Group's products and services.

NEW CLIMATE, NEW MINDSET

It's really difficult to predict what the future holds at this point. Hopefully the recent events will instill in people all over the world a greater sense of dare and risk-taking, and that we're always ready for new challenges.

We remain confident in our dedication, determination, and perseverance to ride through this very difficult cycle together with your support.

Paul KAN Man Lok
Chairman of the Board
October 2001

Management Discussion and Analysis

The global economic and investment climate was very tough during the year under review. Across the board, customers' budgets for new purchases have been affected. The Group has the comfort of a relatively stable operation supported by an established customer base with repeat business. Such income stream is also characterized by the recurrent nature of revenue from network maintenance and upgrade services.

RESULTS FOR THE YEAR

During the year, the Group had continued its prudent investment in new product development and technologies to enhance its bundled offerings and services. Through better allocation of resources to existing operations and effective cost control via continued pursuit of business consolidation, the Group was able to sustain profitability amidst a general soft economic climate and less than palatable global environment.

Turnover

The Group recorded audited consolidated turnover for the year ended 30 June 2001 of HK$1,511 million, a 4 per cent growth compared with HK$1,457 million for the previous year. The relatively small turnover growth was attributed to the lower turnover from subsidiary Kantone Holdings, which continued its realignment of product mix targeted at high margin value-added customization business. This was compensated by satisfactory growth in the Group's software and systems integration business. Meanwhile, the Group's e-commerce and internet-related business, which has been slow to gather momentum as a result of global economic downturn, started to contribute to the turnover.

In China, the Group has benefited from the country's robust economic growth, registering a rise of 18 per cent over last year. Turnover from China was HK$1,177 million, which accounted for 78 per cent of total, compared to HK$998 million last year. European sales accounted for HK$239 million, or 16 per cent of total, compared to HK$283 million or 19 per cent last year. The Group's customers in Europe are primarily government bodies which have not drastically reduced their IT spending. Elsewhere, business was tough as customers deferred their IT spending.

Profitability

Net profit for the year ended 30 June 2001 was HK$253 million, compared to HK$304 million of last year, and earnings per share was HK4.28 cents. Earnings before Interest, Taxation, Depreciation, and Amortisation (EBITDA) was HK$639 million, an improvement of 7 per cent over HK$596 million of last year.

The Group's profitability was primarily affected by the commencement of amortisation in line with current accounting policy on new e-commerce investments which was not matched by corresponding revenue growth, as is common in the initial start-up phase of new business development. Yet the quality of the Group's e-commerce assets remained high, and some of these were quick to evolve into revenue-generating clicks-and-mortar businesses that integrate smoothly in synchronization with its core telecoms activities.

The lower profitability also reflected the time required to adjust and implement the Group's realignment of operations towards high margin business. Already such realignment efforts are being rewarded in higher profit margin in the Group's steadily growing telecoms software and services business. Meanwhile, the weak consumer demand in the regional markets had had its impact on the Group's profitability.

There was a major improvement in contribution from the Group's investments in telecoms projects, mainly due to a special write-off of related expenses in the previous year. Excluding the effect of expense write-off in the prior year, the Group's contribution from its telecoms investments remained steady.

Liquidity and Financial Resources

Management's attitude towards financial planning has always been one of prudence, and throughout the years, the Group has maintained a net cash position. As at 30 June 2001, the Group had HK$566 million made up of deposits, bank balances and cash. The gearing ratio at the year end was 0.17 (2000: 0.19) which is calculated based on the Group's total borrowings of HK$439.7 million (2000: HK$453.2 million) and shareholders' funds of HK$2,576 million (2000: HK$2,331 million).

The total borrowings comprise bank borrowings of HK$411.2 million (2000: HK$419.6 million), other borrowings, which represent block discounting loans, of HK$26.7 million (2000: HK$30.1 million) and obligations under finance leases of HK$1.8 million (2000: HK$3.5 million). The bank borrowings are mainly borrowed as the working capital for the Group. The finance costs for the year ended 30 June 2001 amounted to HK$40.8 million (2000:HK$39.9 million).

Barring unforeseen circumstances, management is confident that the Company has sufficient funds to meet its daily business operation requirements as well as to finance new product development. Should management decide to seek financing for some of the telecom projects it is pursuing, the Group has sufficient room to draw on its unutilized credit line, and capitalize on the current low interest rate to fund such expansion through debt. And where market conditions permit, the Group may also consider the use of other alternative financial instruments composed of both equity and debt.

It is the Group's policy to manage the foreign exchange risk directly and not to undertake any speculative derivative trading activities. To mitigate the foreign exchange risk of the Group arising from transactions during the normal course of business, the management endeavoured to match foreign currency income with expense. The management will undertake to use appropriate hedging instrument for transactions with high exchange rate risk.

At 30 June 2001, certain land and buildings of the Group with a net book value of HK$7,932,000 (2000: HK$8,692,000) were pledged to a bank as security for banking facilities granted to the Group.

In November 2000, the Company announced a bonus issue of warrants to its shareholders. A total of 1,177,080,714 units of warrants with subscription rights of approximately HK$248,364,030 were issued. Each warrant entitles the holder thereof to subscribe in cash at an initial subscription price of HK$0.211 per share, subject to adjustment. The warrants will expire on 22 December 2001. During the year under review, warrants carrying subscription rights to subscribe for shares in an amount of HK$18,914 were exercised.

Final Dividend and Scrip Dividend Scheme

Our Directors have recommended a final dividend of HK0.15 cent per share, subject to the approval of shareholders at the forthcoming Annual General Meeting. This, together with the interim dividend of HK0.125 cent paid on 17 April 2001, gives a total dividend of HK0.275 cent per share for the year.

Shareholders will have the option of receiving the dividend in cash or in the form of new shares in the Company. The scrip dividend scheme will be subject to the Listing Committee of the Stock Exchange of Hong Kong Limited ("the Stock Exchange") granting a listing of and permission to deal in the shares to be issued pursuant thereto.

OPERATIONS REVIEW

The operations of the Group's two subsidiaries whose shares are listed in Hong Kong are highlighted below:

DIGITALHONGKONG.COM (Digital HK)

As e-commerce momentum has slowed, Digital HK, the e-commerce flagship of the Group, has adjusted and repositioned itself. Its efforts are already paying off, as evidenced by two consecutive profitable quarters ended 31 March 2001, and 30 June 2001 respectively.

While Digital HK continues to provide online payment solutions and services through its payment platform, and technical consultation on e-commerce integration, management has decided to broaden the business scope of its CSP (commerce service provider) endeavour to embrace other prospective revenue-generating activities such as systems development, security and smart card related opportunities, as well as IT consulting and government contracting services.

Kantone Holdings Limited

The Group continues to focus on the provision of services, applications and communications solutions in the wireless area. The period was marked by the continued realignment of the Group's product mix based on higher margin business.

In China, equipment and systems sales remained steady. In Europe, the Group has achieved outstanding results in providing command, control, and communications services for the emergency and rescue services sectors. In UK in particular, the Group accounts for over 85 per cent market share of the fire services sector, and over 60 per cent of the healthcare services market. With a renewed focus on high-margin communications software customization business, Kantone is developing a suite of mobile date systems that provides vehicle location and Geographical Information System (GIS) technology.

A new division under the name of MultitoneNoMobile has been set up to develop, manufacture and market a unique range of radio communications devices for detecting and blocking mobile phone signals in specified areas. These products use proprietary technologies and are designed to manage safety, security and privacy risks associated with mobile telephones by providing a user-friendly and automated regulatory technology platform.

PROSPECTS

With global economic slowdown exacerbated by the US event, it's difficult to predict the future. Nonetheless, we feel the Group is well positioned to weather the storms. The Group will focus on four main areas by leveraging proven technologies and solid foundations accumulated over the years:

- high performance integrated wireless networking, with a focus on public safety
- information security and secure communications
- valued-added systems through mobile data and GIS technology
- Government IT outsourcing services, taking the lead where appropriate

In terms of geographical coverage, China is, and will, remain our primary focus. China's imminent accession to WTO and Beijing's successful bid to host 2008 Olympics will usher in enormous opportunities, especially in telecommunications. We remain confident that our efforts and investment over the years in technology, innovation, and in establishing a global footprint, are paying off, and will ensure that the Group remains in the forefront of telecoms and IT.

Directors and Senior Management

BOARD OF DIRECTORS

Mr. Paul KAN Man Lok is the founder and Chairman. He is also the Chairman of Kantone Holdings Limited, which is listed on the Main Board, and the Chairman of DIGITALHONGKONG.COM, which is listed on the GEM Board of the Stock Exchange of Hong Kong Limited. He holds a Master's degree in Business Administration from the Chinese University of Hong Kong, and brings over 30 years of experience in the computing and telecommunications industries to bear on fully leveraging the e-commerce technology that is a key success factor for business today. As the author of the books in The Hong Kong e-Commerce Studies Series published by Digital HK, he has forged a strong link between his IT legacy and the promise of an online-assisted life.

Prior to setting up the Champion Group in 1987, he was the general manager of Asiadata Limited, a computing services subsidiary of Cable & Wireless PLC. In 1992, Mr. Kan won the Young Industrialist Award. He has served twice on the Stock Exchange Working Group on Corporate Governance during 1994-95 and 1999-2000, and is currently a member of the Listing Committee of the GEM Board of the Stock Exchange of Hong Kong Limited. He is also the elected Chairman of Software and Information Technology Group of the Federation of Hong Kong Industries, and an elected member of the Hong Kong Legislative Council Election Committee for the IT sector. Recently, he has been appointed as an independent non-executive director of CLP Holdings Limited.

Mr. Leo KAN Kin Leung is the Group's Executive Director and the Chief Executive Officer, as well as the Non-executive Director of Kantone Holdings Limited. He is the brother of Paul Kan. He is responsible for formulating the Group's overall policy and development strategy as well as the Group's global operations and management. Prior to joining the Group in 1988, he held management positions in several international companies in Hong Kong. He holds a Master's degree in Business Administration from Dalhousie University in Canada and a Master's degree in Economics from the University of Alberta in Canada.

Mr. Kan serves on a number of sub-committees of the Software and Information Technology Group of the Federation of Hong Kong Industries, including International Development and Co-operation Sub-committee, China Development and Co-operation Sub-committee, and Government and Sub-vented Funding Sub-committee. He also serves on the IT Committee of the Young Industrialist Council.

Mr. Sunny LAI Yat Kwong is the Group's Executive Director and the Chief Financial Officer, with responsibility for its financial and accounting policy and control. He is also the Chief Financial Officer of Kantone Holdings Limited. He holds a Bachelor's degree in Business Administration from the Chinese University of Hong Kong and has over 25 years of experience in accounting, auditing and company secretarial matters. He is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Society of Accountants, and is also a certified public accountant.

Ms. Jennifer CHEUNG Mei Ha is a solicitor practising in Hong Kong. She has been the Group's Independent Non-executive Director and Company Secretary since 1992.

Mr. Terry John MILLER has been the Independent Non-executive Director of Champion since 1992. He is also the Deputy Chairman and Non-executive

Director of Multitone. He is the Managing Director of Asia Pacific Financial Management Limited. Previously, he held the position of Deputy Chief Executive at Hong Kong Telecommunications Limited, and was the Regional Director, Asia/Pacific, of Cable & Wireless PLC. He is a fellow of the Institute of Chartered Accountants in England and Wales and is the former president of the Hong Kong Institute of the International Association of Financial Executives.

Mr. Francis Gilbert KNIGHT has been the Independent Non-executive Director since February 2000. Mr. Knight is the Chairman and Managing Director of Asian Security and Investigation Services Limited which is a private company. A fellow of the British Institute of Directors and the British Institute of Management, the American Society for Industrial Security and the International Association of Police Chiefs, Mr. Knight has over 17 years' experience in the field of copyright protection, security and commercial investigations, and acts as security adviser to a number of major organizations.

SENIOR MANAGEMENT

Mr. Francis KAN is the Executive Vice President, Systems Development, overseeing the Group's information systems. He holds a Master's degree from the University of Alberta.

Mr. Michael WALKER is the Senior Vice President of the Group's European operations and the Chief Executive of Multitone. He is a fellow of the UK Institute of Directors, and has over 28 years of experience in the consumer electronics and telecommunications industries.

Mr. Henry FUNG Kin Leung is the Senior Vice President of Microelectronics and Director of Web Hosting. He is a Chartered Engineer and a Member of the Institution of Electrical Engineers.

Ms. Iris KOO Kin Hing is the Senior Vice President, Finance, overseeing all financial operations of the Group. She is a member of the Hong Kong Society of Accountants and the Chartered Association of Certified Accountants.

Mr. Roy GOSS, based in Macau, is the Director of International Business. He is a seasoned expert in finance and telecommunications, having served in the Middle East and Macau with Cable and Wireless companies for almost 20 years.

Mr. Luiz Octavio VILLA-LOBOS is the Managing Director of Multitone Eletronica Ltda, with responsibility for running the Brazilian subsidiary of Multitone. He holds a Master's degree in Aerospace Engineering from Sup'Aero in France and an MBA from the London Business School.

Ms. Teresa TONG is the Vice President, Interactive Operations, and is responsible for the customer care aspects of the Group's e-commerce and communications business.

Ms. Julia LEUNG Yiu Lin is the Vice President of e-Business Development, focusing on expanding business opportunities.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the annual general meeting of the abovenamed company (the "Company") will be held at Room 1702, One Exchange Square, 8 Connaught Place, Hong Kong on 30 November 2001 at 10:30 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 30 June 2001.
2. To declare a final dividend of 0.15 cent per share for the year ended 30 June 2001.
3. To elect directors and to authorise the board of directors to fix their remuneration.
4. To appoint auditors and to authorise the board of directors to fix their remuneration.

By Order of the Board
Cheung Mei Ha, Jennifer
Company Secretary

Hong Kong, 22 October 2001

Principal Office:
The Penthouse
Kantone Centre
1 Ning Foo Street
Chaiwan
Hong Kong

Notes:

(1) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint proxies to attend and vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy must be deposited at the Company's principal office in Hong Kong together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

(2) The register of members of the Company will be closed from 26 November 2001 to 30 November 2001, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the final dividend to be approved at the annual general meeting, all transfers of shares accompanied by the relevant share certificates and, in the case of warrantholders, all duly completed subscription forms accompanied by the relevant warrant certificates and the appropriate subscription moneys, must be lodged with the Company's Branch Share Registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on 23 November 2001.

Directors' Report
董事會報告

The directors present their annual report and the audited financial statements for the year ended 30 June 2001.

董事會同寅謹提呈截至二零零一年六月三十日止年度之業績報告及經審核財政報告。

PRINCIPAL ACTIVITIES

The Company is an investment holding company. Its subsidiaries are principally engaged in the development of internet systems and networks, software and proprietary technologies, provision of telecommunications services and operation of telecommunications networks, manufacture of telecommunications equipment and investments in e-commerce and telecommunications projects.

主要業務

本公司乃一間投資控股公司。其附屬公司主要從事開發互聯網系統及網絡、軟件及專有科技，提供電訊服務及營運電訊網絡，製造電訊器材以及投資電子商貿及電訊項目。

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 30 June 2001 are set out in the consolidated income statement on page 20 and in the accompany notes to the financial statements. An interim dividend in scrip form equivalent to 0.125 cents per share, with a cash option, was distributed to the shareholders during the year. A final dividend in scrip form equivalent to 0.15 cents per share, with a cash option, is proposed by the directors. Movements of the accumulated profits are set out in note 30 to the financial statements.

業績及分配

本集團截至二零零一年六月三十日止年度之業績載於第20頁之綜合損益表以及財政報告附註內。股東於本年度獲派發每股相等於0.125仙按以股代息方式派發及可選擇現金之中期股息。董事會建議按以股代息方式派發相等於每股0.15仙之末期股息，可選擇收取現金。累計溢利之變動情況載於財政報告附註30。

FINANCIAL SUMMARY

A financial summary of the Group for the past five financial years is set out on page 67.

財務摘要

本集團於過去五個財政年度之財務摘要載於第67頁。

SHARE CAPITAL AND WARRANTS

Details of movements in the share capital and warrants of the Company during the year are set out in note 29 to the financial statements.

股本及認股權證

年內本公司股本及認股權證之變動情況載於財政報告附註29。

RESERVES

Details of movements in the reserves of the Group and the Company during the year are set out in note 30 to the financial statements.

儲備

本集團及本公司年內儲備之變動情況載於財政報告附註30。

RESERVES - *Continued*

The Company's reserves available for distribution represent the share premium, special reserve and accumulated profits. Under the Companies Law (Revised) Chapter 22 of the Cayman Islands, share premium of the Company is available for paying distributions or dividends to shareholders subject to the provisions of its Memorandum or Articles of Association and provided that immediately following paying the distribution or dividend the Company is able to pay its debts as they fall due in the ordinary course of business. In accordance with the Company's Articles of Association, dividends can only be distributed out of the accumulated profits of the Company of HK$92,835,000.

儲備 — *續*

本公司可供分派之儲備為股份溢價、特別儲備及累計溢利。根據開曼群島經修訂之公司法例第二十二章，本公司之股份溢價可在公司章程大綱或細則規限下以分派或股息形式向股東派發，惟本公司必須緊隨在作出上述分派或股息派發之後仍能償還日常業務過程中到期應付之債項。根據本公司之章程細則，股息只可從本公司92,835,000港元之累計溢利中撥款派發。

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group incurred an aggregate of approximately HK$19 million mainly in the acquisition of additional plant and machinery and telecommunications networks.

Details of these and other movements in the property, plant and equipment of the Group during the year are set out in note 13 to the financial statements.

物業、廠房及設備

本年度內，本集團添置約共值19,000,000港元之廠房、機器及電訊網絡。

本集團於本年度內有關物業、廠房及設備之該等及其他變動情況載於財政報告附註13。

SUBSIDIARIES

Particulars of the Company's principal subsidiaries at 30 June 2001 are set out in note 38 to the financial statements.

附屬公司

於二零零一年六月三十日本公司各主要附屬公司之詳細資料載於財政報告附註38。

ASSOCIATE

Particulars of the Group's associate at 30 June 2001 are set out in note 18 to the financial statements.

聯營公司

於二零零一年六月三十日有關本集團聯營公司之詳細資料載於財政報告附註18。

BORROWINGS

Bank and other borrowings of the Group and the Company which are repayable within one year or on demand are classified as current liabilities. Repayment analyses of the maturity of bank borrowings, other borrowings and obligations under finance leases are set out in notes 25, 26 and 27 to the financial statements respectively.

借貸

須於一年內或要求償還時即予償還之本集團及本公司借貸均列為流動負債。銀行借貸、其他借貸及融資租賃承擔之到期還款分析載於財政報告附註25、26及27內。

DIRECTORS AND SERVICE CONTRACTS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Paul Kan Man Lok
Leo Kan Kin Leung
Sunny Lai Yat Kwong

Non-executive directors:

Terry John Miller *
Jennifer Cheung Mei Ha *
Francis Gilbert Knight *

* *Being independent non-executive directors*

In accordance with Article 99 of the Company's Articles of Association, Jennifer Cheung Mei Ha retires and, being eligible, offer herself for re-election. All other remaining directors continue in office.

No directors being proposed for re-election at the forthcoming annual general meeting has a service contract which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

The non-executive directors have been appointed for a term subject to retirement by rotation as required by the Company's Articles of Association.

董事及服務合約

本年度及截至本報告刊發日期止，本公司之董事為：

執行董事：

簡文樂
簡堅良
黎日光

非執行董事：

苗禮*
張美霞*
Francis Gilbert Knight*

* *獨立非執行董事*

根據本公司章程細則第99條規定，張美霞將退任惟願膺選連任。餘下各董事均繼續留任。

擬於應屆股東周年大會上動議連任之董事概無訂立任何本集團不能於一年內毋須補償(法定補償除外)而終止之服務合約。

獲委任之非執行董事須根據本公司章程細則之規定輪流退任。

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

The Company, Kantone Holdings Limited ("Kantone") and DIGITALHONGKONG.COM, each has an executive share option scheme under which employees, including directors, of the Company, Kantone, DIGITALHONGKONG.COM or any of their subsidiaries may be granted options to subscribe for shares in Champion, Kantone and DIGITALHONGKONG.COM respectively.

(i) The Company

Details of the share option scheme of the Company are set out in note 29 to the financial statements. The share options granted by the Company are exercisable at any time for a period of three years from the date of grant. The subscription price of the option shares is the higher of the nominal value of the shares and an amount which is not less than 80% of the average of the closing prices of the shares on the five trading days immediately preceding the date of grant of the options.

董事購買股份或債券之權利

本公司、看通集團有限公司(「看通」)及數碼香港各設有行政人員購股權計劃，據此本公司、看通及數碼香港或其任何附屬公司之僱員(包括董事)可獲授購股權以分別認購冠軍、看通及數碼香港之股份。

(i) 本公司

本公司購股權計劃之詳情載於財政報告附註29。本公司授出之購股權可於授出日期起三年內任何時間行使。購股權所涉及股份之認購價為股份面值或不少於股份於緊接購股權授出日期之前五個交易日之平均收市價80%，兩者以較高者為準。

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES - *Continued*

董事購買股份或債券之權利－續

(i) The Company - *Continued*

(i) 本公司－續

Details of share options granted by the Company to the directors of the Company are as follows:

本公司向本公司董事授出之購股權詳情如下：

Name of director 董事姓名	Exercise period 行使期	Exercise price 行使價 HK$ 港元	Number of options outstanding at 1.7.2000 & 30.6.2001 於二零零零年七月一日及二零零一年六月三十日尚未行使之購股權數目
Leo Kan Kin Leung 簡堅良	30.4.1999 to 29.4.2002 一九九九年四月三十日至二零零二年四月二十九日	0.17328	15,000,000
	8.2.2000 to 7.2.2003 二零零零年二月八日至二零零三年二月七日	0.4656	1,000,000
Sunny Lai Yat Kwong 黎日光	30.4.1999 to 29.4.2002 一九九九年四月三十日至二零零二年四月二十九日	0.17328	15,000,000
	8.2.2000 to 7.2.2003 二零零零年二月八日至二零零三年二月七日	0.4656	1,000,000

(ii) Kantone

The share options granted by Kantone are exercisable at any time for a period as may be determined by its directors. The subscription price of the option shares is the higher of the nominal value of the shares and an amount which is 80% of the average of the closing prices of the shares on the five trading days immediately preceding the date of grant of the options.

At the beginning of the year, there were 5,000,000 share options of Kantone exercisable at an exercise price of HK$0.3712 per share held by Sunny Lai Yat Kwong. These share options were lapsed on 4 February 2001.

(ii) 看通

看通授出之購股權可於其董事所釐定之期間內任何時候行使。購股權所涉股份之認購價為股份面值或不少於股份於緊接購股權授出日期之前五個交易日之平均收市價80%，兩者以較高者為準。

本年初，黎日光持有5,000,000份可以按行使價每股0.3712港元行使之看通購股權。此等購股權已於二零零一年二月四日失效。

(iii) DIGITALHONGKONG.COM

The share options granted by DIGITALHONGKONG.COM are exercisable at any time for a period as may be determined by its directors, which shall be not less than three years and not more than ten years from the date of issue of the relevant options. The subscription price of the option shares is the higher of the nominal value of the shares, an amount which is the closing price per share on the date of grant and an amount which is the average of the closing prices of the shares on the five trading days immediately preceding the date of grant of the options. No share option was granted by DIGITALHONGKONG.COM to directors of the Company since its adoption.

(iii) 數碼香港

數碼香港授出之購股權可於其董事所釐定之期間內任何時間行使，惟所釐定之期間不可少於有關購股權發行日期起計三年及不可多於有關購股權發行日期起計十年。購股權所涉及之股份之認購價為股份面值、股份於授出日期之每股收市價或股份於緊接購股權授出日期之前五個交易日之平均收市價，三者以較高者為準。自採納以來，數碼香港並無向本公司董事授出任何購股權。

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES - *Continued*

Other than the share option schemes described above, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

Save as disclosed above, none of the directors, or their spouse and children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

董事購買股份或債券之權利－續

除上文所述之購股權計劃外，本公司或其任何附屬公司於年內任何時間概無參與任何安排，以致本公司董事可透過購入本公司或任何其他法人團體之股份或債券而獲益。

除上文所披露者外，各董事或其配偶及未滿18歲之子女概無任何可認購本公司證券之權利，亦無於本年度內行使任何此等權利。

DIRECTORS' INTERESTS IN SECURITIES

As at 30 June 2001, the interests of the directors and their associates in the securities of the Company and its associated corporations as recorded in the register maintained by the Company pursuant to Section 29 of Hong Kong Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") were as follows:

董事之證券權益

根據香港證券(披露權益)條例(「披露權益條例」)第29條由本公司所保存之名冊記錄所示，於二零零一年六月三十日，各董事及其聯繫人士於本公司及其聯營公司之證券權益如下：

(i) The Company (i) 本公司

Name of director	董事姓名	Number of shares 股份數目	Number of warrants 認股權證數目
Paul Kan Man Lok (Note 1)	簡文樂(附註1)	2,097,277,694	413,104,336
Leo Kan Kin Leung	簡堅良	–	–
Sunny Lai Yat Kwong	黎日光	–	–
Terry John Miller	苗禮	–	–
Jennifer Cheung Mei Ha	張美霞	–	–
Francis Gilbert Knight	Francis Gilbert Knight	–	–

(ii) Kantone (ii) 看通

Name of director	董事姓名	Number of shares 股份數目
Paul Kan Man Lok	簡文樂	Note 2 附註2
Leo Kan Kin Leung	簡堅良	–
Sunny Lai Yat Kwong	黎日光	–
Terry John Miller	苗禮	–
Jennifer Cheung Mei Ha	張美霞	–
Francis Gilbert Knight	Francis Gilbert Knight	–

(iii) DIGITALHONGKONG.COM (iii) 數碼香港

Name of director	董事姓名	Number of shares 股份數目
Paul Kan Man Lok	簡文樂	Note 3 附註3
Leo Kan Kin Leung	簡堅良	–
Sunny Lai Yat Kwong	黎日光	–
Terry John Miller	苗禮	–
Jennifer Cheung Mei Ha	張美霞	–
Francis Gilbert Knight	Francis Gilbert Knight	–

DIRECTORS' INTERESTS IN SECURITIES - *Continued*

Notes:

1. 2,097,277,694 shares and 413,104,336 units of warrants with subscription rights of approximately HK$87,165,015 of the Company were owned by Lawnside International Limited ("Lawnside"). Each warrant entitles the holder thereof to subscribe in cash at an initial subscription price of HK$0.211 per share, subject to adjustments. The warrants will expire on 22 December 2001. Lawnside is wholly owned by Lanchester Limited. Lanchester Limited is a company beneficially owned by a discretionary trust, the eligible discretionary objects of which include Paul Kan Man Lok and his family members and staff of Champion and its subsidiaries. Currently only Paul Kan Man Lok and his family are discretionary objects of the trust. These shares and warrants are classified as other interests under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

2. 632,970,351 shares are held by the Company and 199,542,210 shares are held by Lawnside. These are classified as other interests under the Listing Rules.

3. 117,300,000 shares were held by the Company and 2,669,171 shares were held by Lawnside. These are classified as other interests under the Listing Rules.

Save as disclosed above and other than certain nominee shares in subsidiaries held by directors in trust for the Company or its subsidiaries, none of the directors or any of their associates had any interest in the securities of the Company or any of its associated corporations as defined in the SDI Ordinance as at 30 June 2001.

董事之證券權益－續

附註：

1. 2,097,277,694股本公司股份及附有約87,165,015港元認股權之413,104,336份認股權證由Lawnside International Limited(「Lawnside」)所擁有。各認股權證持有人有權以現金每股0.211港元(可予調整)之初步認購價認購股份。該等認股權證將於二零零一年十二月二十二日失效。Lawnside由Lanchester Limited全資擁有。Lanchester Limited乃一間由一項合資格受益人包括簡文樂及其家族成員以及冠軍及其附屬公司之若干員工之信託所實益擁有之公司。目前只有簡文樂先生及其家族成員為上述信託之全權受益人。此等股份及認股權證已根據香港聯合交易所有限公司證券上市規則(「上市規則」)被列為其他權益。

2. 632,970,351股股份由本公司持有，而199,542,210股股份則由Lawnside持有。此等權益根據上市規則被列為其他權益。

3. 117,300,000股股份由本公司持有，而2,669,171股股份則由Lawnside持有。此等權益根據上市規則被列為其他權益。

除上文所披露者及由董事以本公司或其附屬公司之受託人名義持有之若干附屬公司之若干代理人股份外，於二零零一年六月三十日，各董事或彼等任何聯繫人士並無擁有本公司或其任何聯營公司(定義見披露權益條例)之任何證券權益。

DIRECTORS' INTERESTS IN CONTRACTS AND CONNECTED TRANSACTIONS

During the year, the Company and its subsidiaries other than Kantone Holdings Limited, a 57% owned subsidiary of the Company, and its subsidiaries (the "Kantone Group"), and DIGITALHONGKONG.COM, a 78% owned subsidiary of the Company, and its subsidiaries (the "DIGITALHK Group") had the following transactions with the Kantone Group and the DIGITALHK Group:

董事於合約及關連交易之權益

本年度內，本公司及其附屬公司(本公司持有57%股權之附屬公司：看通集團有限公司及其附屬公司(「看通集團」)以及本公司持有78%股權之附屬公司數碼香港及其附屬公司(「數碼香港集團」)除外)曾與看通集團及數碼香港集團進行下列交易：

		Transactions with the Kantone Group 與看通集團之交易 HK$'000 千港元	**Transactions with the DIGITALHK Group 與數碼香港集團之交易 HK$'000 千港元**
Purchases of pagers and paging systems	購買傳呼機及傳呼系統	1,369	–
Fees received for the provision of office premises and facilities, and management services	收取提供辦公室及設施及管理服務費用	1,200	–
Fees received for the provision of internet related services	收取使用有關互聯網服務之費用	5	–
Registration fee, annual fee and technical fee paid	支付登記費、年費及技術費用	–	3,921
Administration fees received	收取行政費用	–	3,000

DIRECTORS' INTERESTS IN CONTRACTS AND CONNECTED TRANSACTIONS - *Continued*

In the opinion of the independent directors of the Company, the above transactions were carried out in the usual course of business and on normal commercial terms.

Save as disclosed above, no contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2001, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance showed that, other than the interests disclosed above under directors' interests in securities, the Company has not been notified of any other interests representing 10% or more of the Company's issued share capital.

CONVERTIBLE SECURITIES, OPTIONS, WARRANTS OR SIMILAR RIGHTS

Other than the warrants and share options as set out in note 29 to the financial statements, the Company had no outstanding convertible securities, options, warrants or other similar rights as at 30 June 2001 and there was no exercise of convertible securities, options, warrants or similar rights during the year.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Articles of Association or the laws of the Cayman Islands, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 30 June 2001, the aggregate amount of turnover and purchases attributable to the Group's five largest customers and suppliers respectively represented less than 30% of the Group's total turnover and purchases.

董事於合約及關連交易之權益－續

本公司之獨立董事認為上述交易乃按日常業務程序及一般商業條款進行。

除上文所披露者外，本公司董事在本公司或其任何附屬公司所參與，且在本年度結束時仍然有效或在本年度內任何時間訂立之重大合約中，概無直接或間接擁有權益。

主要股東

於二零零一年六月三十日，除上文「董事之證券權益」一節所披露之權益外，根據披露權益條例第16(1)條所保存之主要股東名冊所顯示，本公司並無接獲通知有任何人士持有本公司10%或以上之已發行股本。

可換股證券、購股權、認股權證或類似權利

除財政報告附註29所載之認股權證及購股權外，於二零零一年六月三十日，本公司並無任何尚未行使之可換股證券、購股權、認股權證或其他類似權利。於本年度內並無行使任何可換股證券、購股權、認股權證或類似權利。

購買、出售或贖回本公司之上市證券

本公司或其任何附屬公司於本年度內概無購買、出售或贖回任何本公司之上市證券。

優先購股權

本公司之公司細則及開曼群島法例並無載有任何優先購買權之規定，規定本公司須按比例向現有股東提呈發售新股。

主要客戶及供應商

於截至二零零一年六月三十日止年度，本集團五大客戶及供應商所佔之營業額及購貨額佔本集團之營業總額及購貨總額分別不足30%。

CORPORATE GOVERNANCE

In the opinion of the directors, the Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

企業管治

董事認為，本公司全年一直遵照上市規則附錄十四所載之最佳應用守則行事。

AUDITORS

A resolution will be proposed to the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

核數師

有關續聘德勤•關黃陳方會計師行為本公司核數師之決議案將於股東周年大會上提呈。

On behalf of the Board

Paul KAN Man Lok
Chairman
Hong Kong
22 October 2001

承董事會命

主席
簡文樂
香港
二零零一年十月二十二日

Auditors' Report

核數師報告

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE SHAREHOLDERS OF CHAMPION TECHNOLOGY HOLDINGS LIMITED

(incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 20 to 66 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

致：冠軍科技集團有限公司各股東

(於開曼群島註冊成立之有限公司)

本核數師行已完成審核載於第20頁至第66頁按照香港普遍採納之會計準則編製之財政報告。

董事及核數師之個別責任

貴公司之董事須負責編製真實及公平之財政報告。在編製該等財政報告時，董事必須貫徹採用合適之會計政策。

本行之責任乃根據本行審核工作之結果，對該等財政報告表達獨立之意見，並向股東作出報告。

意見之基礎

本行已按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財政報告所載數額及披露事項有關之憑證，亦包括評審董事於編製該等財政報告時所作之重大估計及判斷、所釐定之會計政策是否適合　貴公司及　貴集團之具體情況、及是否貫徹應用並充分披露該等會計政策。

Basis of opinion - *Continued*

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見之基礎－續

本行在策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充分之憑證，就該等財政報告是否存有重要錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量該等財政報告所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立合理之基礎。

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 June 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

意見

本行認為上述之財政報告均真實及公平地反映 貴公司及 貴集團於二零零一年六月三十日之財政狀況及 貴集團截至該日止年度之溢利及現金流量，並已按照香港公司條例之披露規定而妥善編製。

Deloitte Touche Tohmatsu
Hong Kong
22 October 2001

德勤•關黃陳方會計師行
香港
二零零一年十月二十二日

Consolidated Income Statement

綜合損益表

FOR THE YEAR ENDED 30 JUNE 2001
截至二零零一年六月三十日止年度

		Notes 附註	**2001 二零零一年 HK$'000 千港元**	2000 二零零零年 HK$'000 千港元
Turnover	營業額	4	**1,510,779**	1,457,181
Direct operating expenses	直接經營成本		**(713,488)**	(665,099)
Gross profit	溢利總額		**797,291**	792,082
Other revenue	其他收入	5	**42,794**	86,128
Distribution costs	分銷成本		**(47,974)**	(61,572)
General and administrative expenses	一般及行政支出		**(139,869)**	(121,979)
Depreciation and amortisation	折舊及攤銷		**(301,482)**	(203,686)
Research and development	研究及開發		**(13,676)**	(15,008)
Other operating expenses	其他經營支出	6	**–**	(83,307)
Profit from operations	經營溢利	4 & 7	**337,084**	392,658
Finance costs	財務成本	8	**(40,812)**	(39,930)
Profit before taxation	除稅前溢利		**296,272**	352,728
Taxation	稅項	9	**(584)**	(3,013)
Profit before minority interests	未計少數股東權益之溢利		**295,688**	349,715
Minority interests	少數股東權益		**(43,109)**	(45,860)
Net profit for the year	本年度純利	10	**252,579**	303,855
Dividends	股息	11	**16,286**	25,389
Earnings per share	每股盈利	12		
– Basic	–基本		**4.28 cents**	5.60 cents
– Diluted	–經攤薄		**4.26 cents**	5.44 cents

Consolidated Balance Sheet

綜合資產負債表

AT 30 JUNE 2001

於二零零一年六月三十日

		Notes 附註	2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
ASSETS AND LIABILITIES	**資產及負債**			
Non-current assets	非流動資產			
Property, plant and equipment	物業、廠房及設備	13	**226,185**	344,327
Systems and networks	系統及網絡	14	**669,186**	670,454
Interest in e-commerce projects	電子商貿項目之權益	16	**707,574**	713,116
Interest in telecommunications projects	電訊項目之權益	17	**309,613**	334,228
Interest in an associate	於聯營公司之權益	18	**46,500**	–
Deposits	按金	19	**519,972**	248,248
Investments in securities	證券投資	20	**11,560**	11,560
			2,490,590	2,321,933
Current assets	流動資產			
Inventories	存貨	21	**56,014**	59,039
Trade and other receivables	應收貿易及其他賬款	22	**332,352**	386,330
Taxation recoverable	可收回稅項		**252**	151
Investments in securities	證券投資	20	**2**	2
Deposits, bank balances and cash	存款、銀行結存及現金	23	**565,752**	652,853
			954,372	1,098,375
Current liabilities	流動負債			
Trade and other payables	應付貿易及其他賬款	24	**156,480**	390,205
Customers' deposits	客戶按金		**4,217**	16,394
Dividend payable	應付股息		**8,900**	8,828
Taxation payable	應付稅項		**411**	4,204
Bank borrowings - amount due within one year	銀行借貸－於一年內到期	25	**248,023**	415,712
Other borrowings - amount due within one year	其他借貸－於一年內到期	26	**6,720**	13,466
Obligations under finance leases - amount due within one year	融資租賃承擔－於一年內到期	27	**1,503**	1,907
			426,254	850,716
Net current assets	流動資產淨值		**528,118**	247,659
Total assets less current liabilities	資產總值減流動負債		**3,018,708**	2,569,592
Minority interests	少數股東權益		**259,031**	216,027
Non-current liabilities	非流動負債			
Bank borrowings - amount due after one year	銀行借貸－於一年後到期	25	**163,217**	3,875
Other borrowings - amount due after one year	其他借貸－於一年後到期	26	**19,991**	16,634
Obligations under finance leases - amount due after one year	融資租賃承擔－於一年後到期	27	**264**	1,616
Deferred taxation	遞延稅項	28	**37**	41
			183,509	22,166
Net assets	資產淨值		**2,576,168**	2,331,399

Consolidated Balance Sheet 綜合資產負債表

At 30 June 2001 於二零零一年六月三十日

		Notes 附註	**2001** **二零零一年** **HK$'000** **千港元**	2000 二零零零年 HK$'000 千港元
CAPITAL AND RESERVES	**股本及儲備**			
Share capital	股本	29	**593,347**	588,540
Reserves	儲備	30	**1,982,821**	1,742,859
Shareholders' funds	股東資金		**2,576,168**	2,331,399

The financial statements on pages 20 to 66 were approved by the Board of Directors on 22 October 2001 and are signed on its behalf by:

第20至第66頁所載之財政報告已於二零零一年十月二十二日由董事會批核及由下列董事代表簽署：

Paul KAN Man Lok
簡文樂
Director
董事

Sunny LAI Yat Kwong
黎日光
Director
董事

Balance Sheet

資產負債表

AT 30 JUNE 2001

於二零零一年六月三十日

		Notes 附註	**2001 二零零一年 HK$'000 千港元**	2000 二零零零年 HK$'000 千港元
ASSETS AND LIABILITIES	**資產及負債**			
Non-current assets	非流動資產			
Investments in subsidiaries	附屬公司之投資	15	**206,906**	206,906
Interest in an associate	於聯營公司之權益	18	**330,500**	284,000
			537,406	490,906
Current assets	流動資產			
Other receivables	其他應收賬款		**576**	850
Amounts due from subsidiaries	應收附屬公司款項		**1,331,345**	1,376,398
Deposits, bank balances and cash	存款、銀行結存及現金	23	**18,631**	65,525
			1,350,552	1,442,773
Current liabilities	流動負債			
Other payables	其他應付賬款		**2,372**	2,493
Amounts due to subsidiaries	應付附屬公司款項		**15,944**	12,128
Dividend payable	應付股息		**8,900**	8,828
Bank borrowings - amount due within one year	銀行借貸－於一年內到期	25	**60**	200,000
			27,276	223,449
Net current assets	流動資產淨值		**1,323,276**	1,219,324
Total assets less current liabilities	資產總值減流動負債		**1,860,682**	1,710,230
Non-current liabilities	非流動負債			
Bank borrowings - amount due after one year	銀行借貸－於一年後到期	25	**160,000**	–
Net assets	資產淨值		**1,700,682**	1,710,230
CAPITAL AND RESERVES	**股本及儲備**			
Share capital	股本	29	**593,347**	588,540
Reserves	儲備	30	**1,107,335**	1,121,690
Shareholders' funds	股東資金		**1,700,682**	1,710,230

Paul KAN Man Lok
簡文樂
Director
董事

Sunny LAI Yat Kwong
黎日光
Director
董事

Consolidated Statement of Recognised Gains and Losses

綜合已確認損益表

FOR THE YEAR ENDED 30 JUNE 2001

截至二零零一年六月三十日止年度

		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
Exchange differences arising on translation of operations outside Hong Kong not recognised in the consolidated income statement	因海外業務之幣值換算所產生而尚未於綜合損益表確認之滙兑差額	**(141)**	(269)
Net profit for the year	本年度純利	**252,579**	303,855
Total recognised gains	已確認收益總額	**252,438**	303,586
Goodwill arising on acquisition of an associate eliminated against reserves	於儲備撇銷收購聯營公司產生之商譽	**–**	(284,000)
		252,438	19,586

Consolidated Cash Flow Statement

綜合現金流動表

FOR THE YEAR ENDED 30 JUNE 2001

截至二零零一年六月三十日止年度

		Notes 附註	2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
NET CASH INFLOW FROM OPERATING ACTIVITIES	經營業務所得之現金淨額	31	**390,519**	780,948
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	投資回報及融資費用			
Interest paid	已付利息		**(40,389)**	(39,602)
Dividends paid	已派發股息		**(7,616)**	(7,082)
Interests on obligations under finance leases paid	已付融資租賃承擔之利息		**(423)**	(328)
Interest received	已收利息		**19,946**	25,519
Dividend received	已收股息		**1,160**	1,264
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	投資回報及融資費用所耗現金淨額		**(27,322)**	(20,229)
TAXATION	稅項			
Hong Kong Profits Tax paid	已繳納香港利得稅		**(4,291)**	(398)
Taxation in other jurisdictions paid	已繳納其他司法地區稅項		**(187)**	(156)
CASH OUTFLOW FOR TAXATION	稅項所耗現金		**(4,478)**	(554)
INVESTING ACTIVITIES	投資活動			
Deposits paid in connection with projects relating to systems and networks, telecommunications projects and internet operations	系統及網絡項目、電訊項目及互聯網業務之已付按金		**(271,724)**	(190,308)
Payments for investments in e-commerce projects	電子商貿項目投資之費用		**(200,416)**	(647,241)
Advance to an associate	一家聯營公司之墊款		**(46,500)**	–
Purchase of property, plant and equipment	購置物業、廠房及設備		**(18,917)**	(44,754)
Payments for investments in telecommunications projects	電訊項目投資之費用		**(178)**	(665)
Payments for systems and networks	系統及網絡費用		**(22)**	(65,148)
Proceeds from partial disposal of interest in e-commerce projects	出售部份電子商貿項目權益之所得款項		**98,057**	81,763
Proceeds from disposal of property, plant and equipment	出售物業、廠房及設備之所得款項		**70**	940
Consideration for acquisition of an interest in an associate paid	收購聯營公司權益之已付代價		**–**	(12,000)
Purchase of investments in securities	購入證券投資		**–**	(3,992)
Net proceeds from placement of shares of a subsidiary, net expenses of HK$6,879,000	配售附屬公司股份之所得款項淨額（已扣除6,879,000港元之支出）		**–**	23,361
NET CASH OUTFLOW FROM INVESTING ACTIVITIES	投資活動所耗現金淨額		**(439,630)**	(858,044)

Consolidated Cash Flow Statement 綜合現金流動表

For the Year Ended 30 June 2001 截至二零零一年六月三十日止年度

		Notes 附註	2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
NET CASH OUTFLOW BEFORE FINANCING	**融資前所耗現金淨額**		**(80,911)**	(97,879)
FINANCING	**融資**	32		
Repayment of borrowings	償還借貸		**(61,413)**	(71,736)
Repayment of obligations under finance leases	償還融資租賃承擔		**(1,514)**	–
Net cash inflow from trust receipts and import loans	信託收據及進口貸款所得現金淨額		**32,633**	10,309
New borrowings raised	新籌措之借貸		**19,765**	38,434
Proceeds from issue of shares	發行股份所得款項		**19**	64,731
NET CASH (OUTFLOW) INFLOW FROM FINANCING	**融資(所耗)所得現金淨額**		**(10,510)**	41,738
DECREASE IN CASH AND CASH EQUIVALENTS	**現金及現金等額之減少**		**(91,421)**	(56,141)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**年初現金及現金等額**		**541,136**	595,395
EFFECT ON FOREIGN EXCHANGE RATE CHANGES	**滙率變動之影響**		**4,711**	1,882
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	**年結現金及現金等額**	33	**454,426**	541,136

Notes to the Financial Statements

財政報告附註

FOR THE YEAR ENDED 30 JUNE 2001

截至二零零一年六月三十日止年度

1. GENERAL

The Company is a public limited company incorporated in the Cayman Islands under the Companies Law (Revised) Chapter 22 of the Cayman Islands as an exempted company with its shares listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company is an investment holding company. Its subsidiaries (the Company and its subsidiaries are hereinafter collectively referred to as the "Group") are principally engaged in the development of internet systems and networks, software and proprietary technologies, provision of telecommunications services and operation of telecommunications networks, manufacture of telecommunications equipment and investments in e-commerce and telecommunications projects.

1. 簡介

本公司乃根據開曼群島經修訂之公司法例第二十二章於開曼群島註冊成立為獲豁免之公眾有限公司，其股份於香港聯合交易所有限公司（「聯交所」）上市。

本公司乃一間投資控股公司。其附屬公司（本公司及其附屬公司在下文統稱「本集團」）主要從事開發互聯網系統及網絡以及軟件及專有科技；提供電訊服務及營運電訊網絡，製造電訊器材及投資電子商貿及電訊項目。

2. ADOPTION OF A REVISED STATEMENT OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group adopted the Statement of Standard Accounting Practice No. 14 (Revised) "Leases" ("SSAP 14 (Revised)") issued by the Hong Kong Society of Accountants for the first time.

SSAP 14 (Revised) has introduced some amendments to the basis of accounting for finance and operating leases, and to the disclosures specified for the Group's leasing arrangements. These changes have not had any effect on the results for the current or prior accounting periods and, accordingly, no prior period adjustment has been required. Disclosures for all of the Group's leasing arrangements have been modified so as to comply with the requirements of SSAP 14 (Revised). Comparative amounts have been restated in order to achieve a consistent presentation.

2. 採納經修訂會計實務準則

於本年度，本公司首次採納香港會計師公會頒佈之會計實務準則第14號（經修訂）「租賃」（「會計實務準則第14號（經修訂）」）。

會計實務準則第14號（經修訂）對融資及營業租賃之會計基準，以及對本集團租賃安排所規定之披露引入若干修訂。此等變動並無對當前或之前會計期間之業績造成任何重大影響，故毋須作出前期調整。為符合會計實務準則第14號（經修訂）之規定，本集團租賃安排之所有披露已作出相應修訂。而為了統一起見，比較數字亦已重新呈列。

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 30 June each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from or up to their effective dates of acquisition or disposal respectively.

All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Goodwill and negative goodwill

Goodwill or negative goodwill arising on acquisition of a subsidiary or an associate represents respectively the excess or shortfall of the purchase consideration over the Group's share of the fair value ascribed to the separable net assets of the subsidiary or associate at the date of acquisition. Goodwill or negative goodwill is written off or credited directly to reserves respectively in the year of acquisition.

On disposal of a subsidiary or an associate, the attributable amount of goodwill or negative goodwill previously written off against or credited to reserves is included in the determination of the profit or loss on disposal.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has been passed.

Service income is recognised when the services are rendered.

Income from licensing is recognised when the relevant licensing agreements are formally concluded.

Distributions from the Group's investments in e-commerce projects and telecommunications projects are recognised when the Group's right to receive the distributions has been established.

Rental income, including rental invoiced in advance from properties under operating leases, is recognised on a straight line basis over the term of the relevant lease.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Income from investments in securities is recognised when the Group's right to receive payment has been established.

3. 主要會計政策

財政報告乃根據歷史成本慣例及香港普遍接納之會計原則而編製。所採用之主要會計政策如下：

綜合基準

綜合財政報告包括本公司及其附屬公司(以下統稱「本集團」)截至每年六月三十日止之財政報告。

年內收購之附屬公司之業績由收購生效日期起計入綜合損益表，至於出售之附屬公司則結算至出售生效日期止。

所有集團內公司間之重大交易及結餘已於綜合賬目時對銷。

商譽及負商譽

因收購附屬公司而產生之商譽或負商譽分別代表購買代價高於或低於本集團攤佔該附屬公司之可分離淨資產於收購日期之公平價值之數。商譽或負商譽乃於進行收購之年度分別直接自儲備撇銷或撥入儲備。

於出售附屬公司時，過往自儲備撇銷或撥入儲備之應計商譽或負商譽均計入出售損益內。

收入之確認

貨物銷售乃於貨物遞送及擁有權益轉移時確認。

服務收入乃於提供服務時確認。

源自特許權之收入於有關之特許權協議正式訂立後確認。

源自本集團於電子商貿及電訊項目之投資分派乃於本集團收取分派之權利獲確定時確認。

租金收入(包括來自營業租賃持有之預收租金)乃根據直線法在有關租賃年期內確認。

利息收入乃根據所存放之本金按存放時間以適用利率累計。

投資收入乃於本集團收取款項之權利獲確定時入賬。

3. SIGNIFICANT ACCOUNTING POLICIES - *Continued*

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation and amortisation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

The gain or loss arising on disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. In determining the recoverable amount of assets, expected future cash flows are not discounted to their present values.

Costs incurred by the Group in establishing its telecommunications networks include, among other things, property and equipment, internally developed and acquired software, legal organisation costs and the acquisition of required licenses.

Depreciation and amortisation is provided to write off the cost of property, plant and equipment over their estimated useful lives after taking into account their estimated residue value, using the straight line method, at the following rates per annum:

Freehold land	Nil
Leasehold land	Over the shorter of the remaining unexpired terms of the relevant leases or 50 years
Buildings	2-5%
Plant and machinery and telecommunications networks	10-50%
Furniture and fixtures	20%-33⅓%
Motor vehicles	25%

Plant and machinery and telecommunications networks are not depreciated until they are put into commercial use. Should the individual telecommunications network, completed or under development, become technologically obsolete or commercially not viable, the carrying value of the telecommunications network will be written off immediately to the income statement.

3. 主要會計政策－續

物業、廠房及設備

物業、廠房及設備乃按成本減除折舊及攤銷後列賬。資產之成本包括其購買價及令資產達至現時營運狀況及送往某地點作擬定用途之任何直接應佔成本。於資產有關投入服務後所產生之開支，例如維修及保養及大型檢修之費用通常於產生期間之收益表內扣除。倘能清晰地顯示有關開支能提高該資產使用時所帶來之未來經濟效益，其開支即會轉作資產之額外成本。

於資產出售或報銷時之收益或虧損乃按出售款項與資產之面值之差額釐定，並於損益表內予以確認。

倘資產之可收回金額低於其賬面值，則其賬面值須作減值，以反映價值下跌。在釐定可收回金額時，預期未來現金收入將不會按現時之價值作折讓。

本集團設立電訊網絡所涉及之成本包括物業及設備、內部發展及收購軟件、法律團體費用及購入所需特許權等。

其他物業、廠房及設備之成本值在考慮其預計剩餘價值後，以直線折舊及攤銷法，按其估計可用年期予以撇銷，每年之折舊率如下：

永久業權土地	無
契約持有之土地	按契約之尚餘年期或五十年，以較短者為準
樓宇	2-5%
廠房、機器及電訊網絡	10-50%
傢俬及裝置	20%-33⅓%
汽車	25%

廠房、機器及電訊網絡在投入商業用途之前均不計算折舊。倘已完成或研製中之個別電訊網絡在技術上已過時又或商業上不再可行，則電訊網絡之賬面值即在損益表內撇銷。

3. SIGNIFICANT ACCOUNTING POLICIES - *Continued*

Property, plant and equipment - *Continued*

Assets held under finance leases are depreciated on the same basis as owned assets over their estimated useful lives or, where shorter, the terms of the leases.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the leased assets to the Group. Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligation of the Group. The finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the respective leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

All other leases are classified as operating leases and their rentals payable are charged to the income statement on a straight line basis over the term of the relevant lease.

Systems and networks

Systems and networks represent all direct costs incurred by the Group in setting up systems and networks, including the cost of equipment, development cost and subcontracting expenditure. Such assets are recognised only if all of the following conditions are met:

– an asset is created that can be identified (such as software and new processes);

– it is probable that the asset created will generate future economic benefits; and

– the development cost of the asset can be measured reliably.

Development cost that cannot fulfil the above conditions is recognised as an expense in the period in which it is incurred. Systems and networks that fulfil the above conditions are amortised on a straight line basis over their estimated useful lives, subject to a maximum of five years. Where the recoverable amount of systems and networks has declined below their carrying amount, the carrying amount is reduced to reflect the decline in value.

3. 主要會計政策－續

物業、廠房及設備－續

按融資租賃持有之資產乃按其可使用年期或按租賃年期(倘後者期間較短)以和自置資產相同之基準計算折舊。

租賃

凡租賃條款規定將擁有租賃資產之所有風險及報酬大部分轉移至本集團之租賃，均列為融資租賃。根據融資租賃持有之資產，概按於收購日期之公平價值撥作資本。欠下出租人之相應債務(已扣除利息)列為本集團之融資租賃承擔載入資產負債表。融資費用(即租賃承擔總額與所收購資產之公平價值兩者間之差額)乃按各項租賃之年期，自損益表扣除，以設定餘下租賃承擔於各會計期間之固定定期收費額。

所有其他租賃均列為營業租賃，其應付之租金以直線法按租賃年期自損益表扣除。

系統及網絡

系統及網絡為集團設立系統及網絡時所產生之所有直接成本，包括設備成本、開發成本及外判工作費用。該等資產僅於滿足下列條件時方會確認：

－ 資產為可以辨認(如軟件及新程序)；

－ 資產於日後可取得經濟利益；及

－ 能可靠計算資產之開發成本。

未能滿足上述條件之開發成本於產生期間確認為支出。能滿足上述條件之系統及網絡以直線法按其估計可使用年期(最多為五年)予以攤銷。倘系統及網絡之可收回金額低於其賬面值，則其賬面值須作減值，以反映上述下跌。

3. SIGNIFICANT ACCOUNTING POLICIES - *Continued*

Investments in e-commerce projects

Investments in e-commerce projects represent the Group's investment costs incurred on internet-based business projects over which the Group receives distributions from these projects based on an agreed percentage of the net revenue of each project. The investment costs are written off using the straight line method over the life of the individual project from the date of commencement of commercial operations subject to a maximum of five years. Where the recoverable amount of the investments has declined below their carrying amount, the carrying amount is reduced to reflect the decline in value.

Investments in subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, hold more than half of the issued share capital, or controls more than half of the voting power, or where the Company controls the composition of its board of directors or equivalent governing body.

Investments in subsidiaries are included in the Company's balance sheet at cost, as reduced by any decline in the value of the subsidiary that is other than temporary. Results in subsidiaries are accounted for by the Company or the basis of dividends received or receivable during the year.

Investments in telecommunications projects

Investment comprises all direct costs incurred by the Group in fulfilling its obligations under the agreements, including the supply of equipment which on expiration of the agreements will not revert to the Group. Amortisation is provided to write off the Group's investments in telecommunications, paging and mobile telephone projects outside Hong Kong using the straight line method over the remaining life of the agreement of the individual project from the date of commencement of commercial operations or the estimated useful life of the contributed equipment, whichever is the shorter, but subject to a maximum of five years. Where the recoverable amount of the investments has declined below their carrying amount, the carrying amount is reduced to reflect the decline in value.

Investments in associates

An associate is an enterprise over which the Group is in a position to exercise significant influence through participation in the financial and operating policy decisions of the investee.

3. 主要會計政策－*續*

電子商貿項目之投資

電子商貿開發項目投資指本集團就有關互聯網業務項目所產生之投資成本，而本集團根據各個項目收入淨額之協定百分比收取有關該等項目之分派。投資成本以直線法按個別項目由開始營業日期起計之估計可用年期(最多為五年)予以撇銷。倘上述投資之可收回金額低於其賬面值，則其賬面值須作減值，以反映上述下跌。

附屬公司之投資

附屬公司乃指本公司直接或間接持有其50%以上已發行股本，或控制50%以上投票權，或本公司控制其董事會或相等管治機構之公司。

附屬公司之投資乃按成本減任何永久性減值準備(臨時性質除外)後，列入本公司之資產負債表內。本公司於年內之已收及應收股息確認為附屬公司之業績。

電訊項目之投資

投資乃指本集團履行協議承擔之所有直接成本，包括供應於協議屆滿時不會撥歸本集團之設備。本集團於香港以外之電訊、傳呼機及流動電話項目之投資，乃按個別項目之協議由開始營業日期起計之尚餘年期或所用設備之估計可使用年期(以較短為準，惟最多為五年)以直線法計算攤銷備撥。倘上述投資之可收回金額低於其賬面值，則其賬面值須作減值，以反映上述下跌。

聯營公司之投資

聯營公司為本集團可透過參與被投資公司之財務及經營上之決策對其具重大影響力之公司。

3. SIGNIFICANT ACCOUNTING POLICIES - *Continued*

Investments in associates - *Continued*

The results and assets and liabilities of associates are incorporated in the financial statements using the equity method of accounting. The carrying amount of such interest is reduced to recognise any decline, other than a temporary decline, in the value of individual investments.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in the net profit or loss for the year.

Patents

Patents costs are written off to the income statement in the year of acquisition.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other cost that have been incurred in bringing the inventories to their present location and condition, is calculated using the first-in, first-out method. Net realisable value represents the estimated selling prices less all further costs to completion and costs to be incurred in selling and distribution.

Taxation

The charge for taxation is based on the results for the year after adjusting for items which are non-assessable or disallowed. Certain items of income and expense are recognised for tax purposes in a different accounting period from that in which they are recognised in the financial statements. The tax effect of the resulting timing differences, computed under the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallise in the foreseeable future.

3. 主要會計政策－續

聯營公司之投資

聯營公司之業績、資產與負債以權益會計法計入財政報告內。該等權益之賬面值乃予減少以確認個別投資減值（臨時性質除外）。

證券投資

證券投資乃以交易日期基準確認及初步以成本值計算。

投資（持至到期日證券除外）乃列作投資證券及其他投資。

投資證券（就既定長期策略目的而持有之證券）乃於日後業績滙報日期按成本計算，並減去任何減值準備（臨時性質除外）。

其他投資乃按公平價值計算，而未實現之收益及虧損乃計入有關年度之損益淨額。

專利權

專利權於收購年度之損益表中撇銷。

存貨

存貨乃按成本及可變現淨值兩者中之較低者入賬。成本按先入先出法計算，包括所有收購成本及兌換成本（如適用），以及將存貨運至現時地點及達至現時狀況所需之間接費用。可變現淨值則為估計售價減去銷售與分銷所產生之一切開支。

稅項

稅項支出乃根據本年度業績計算，並已扣除毋須課稅或不獲寬減稅項之項目。由於若干收支項目就稅務方面而入賬之會計年度與在財政報告入賬之會計年度有所不同，因而產生時差。以負債法計算之時差稅務效益在財政報告上列作遞延稅項，惟僅以可於可預見將來實現之負債或資產為限。

3. SIGNIFICANT ACCOUNTING POLICIES - *Continued*

Research and development costs

Research costs are charged to the income statement in the year in which they are incurred. Development costs are charged to the income statement in the year in which it is incurred except where a major project is undertaken and it is reasonably anticipated that development costs will be recovered through future commercial activity. Such development costs are deferred and written off over the life of the project from the date of commencement of commercial operation subject to a maximum of five years.

Foreign currencies

Transactions in foreign currencies are translated at the approximate rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of the operations outside Hong Kong are translated at the rates ruling on the balance sheet date. All exchange differences arising on translation are dealt with in the translation reserve.

Retirement benefit cost

Payments to defined contribution schemes are charged as expenses as they fall due.

The expected costs of providing pensions for a defined benefit scheme, as calculated periodically by professionally qualified actuaries, are charged to the income statement so as to spread the costs over the service lives of employees in the scheme operated by the Group in such a way that the pension cost is a substantially level percentage of current and expected future pensionable payroll.

4. TURNOVER AND PROFIT FROM OPERATIONS

Turnover represents the net amounts received and receivable for goods sold and services provided by the Group to outside customers, licensing fees received and receivable and distributions received and receivable from the Group's investments in telecommunications and e-commerce projects during the year.

3. 主要會計政策－續

研究及開發費用

研究費用於支銷之年內列入損益表。開發費用於支銷之年內列入損益表，若該期間內正進行一項重大計劃，且有理由預期開發費用將透過未來之商業活動得以收回，則該等開發費用將由該項計劃之商業活動開始日起遞延或於該計劃之年期內註銷，為期最長五年。

外幣

以外幣結算之交易均按交易日期之概約滙率折算。以外幣結算之貨幣資產及負債均按結算日之滙率再折算。滙兌盈虧概撥入損益表中處理。

於綜合賬目時，海外業務之財政報告均按結算日之滙率換算。於換算時所產生之滙兌差額均全部撥入換算儲備內處理。

退休福利成本

向定額供款計劃支付供款於到期日列作支出。

就定額福利計劃提供退休金之預計費用乃定期由專業合資格精算師計算，並於損益表中扣除，以便將費用於僱員在本集團所實施計劃之服務期內分攤，而退休金費用大致上為現時與預計日後可享有退休金之薪酬之平穩百分比。

4. 營業額及經營溢利

營業額指年內本集團就出售產品及外界向顧客提供服務之已收及應收款項淨額，已收及應收之特許權費用，以及已收及應收源自本集團於電訊及電子商貿項目之投資分派。

4. TURNOVER AND PROFIT FROM OPERATIONS - *Continued* 4. 營業額及經營溢利－續

The Group's turnover and profit from operations analysed by principal activities and geographical locations were as follows:

本集團按主要業務及地區劃定之營業額及經營溢利分析如下：

		Turnover 營業額		Profit (loss) from operations 經營溢利(虧損)	
		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元	**2001 二零零一年 HK$'000 千港元**	2000 二零零零年 HK$'000 千港元
By principal activities:	按主要業務劃分：				
Sales of telecommunications equipment	銷售電訊設備	**946,053**	949,361	**171,875**	218,207
Provision of telecommunications and internet related services, software and licensing	提供電訊及互聯網相關服務、軟件及特許權	**424,656**	392,551	**193,046**	169,284
Distributions from the Group's investments in telecommunications projects	源自本集團於電訊項目投資之分派	**121,470**	115,269	**59,667**	5,167
Distributions from the Group's investments in e-commerce projects	源自本集團於電子商貿項目投資之分派	**18,600**	–	**(87,504)**	–
		1,510,779	1,457,181	**337,084**	392,658
By geographical locations:	按地區劃分：				
People's Republic of China, including Hong Kong and Macau	中華人民共和國，包括香港及澳門	**1,177,408**	998,227	**291,790**	289,580
Europe	歐洲	**239,221**	283,432	**17,739**	25,020
Others	其他	**94,150**	175,522	**27,555**	78,058
		1,510,779	1,457,181	**337,084**	392,658

5. OTHER REVENUE 5. 其他收入

		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
Included in other revenue is income as follows:	下列收入乃列入其他收入內：		
Dividend income from investments in securities	證券投資之股息收入	**1,160**	1,264
Gain arising as a result of listing of shares in a subsidiary	因附屬公司股份上市所產生之收益	**–**	26,816
Gain on disposal of property, plant and equipment	出售物業、廠房及設備之收益	**–**	79
Gain on partial disposal of interest in e-commerce projects	出售部份電子商貿項目權益之收益	**4,669**	18,677
Interest income	利息收入	**19,946**	25,519
Recovery of bad debts	收回壞賬	**939**	–
Recovery of deposits paid in connection with telecommunications projects written off in prior year	收回上年度有關電訊項目之已付按金撇銷	**9,000**	–

6. OTHER OPERATING EXPENSES 6. 其他經營支出

		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
Interest in telecommunications projects written off	於電訊項目之權益撇銷	–	58,867
Systems and networks written off	系統及網絡撇銷	–	15,440
Provision for deposits paid in connection with telecommunications projects	就電訊項目已支付之按金所作之撥備	–	9,000
		–	83,307

7. PROFIT FROM OPERATIONS 7. 經營溢利

		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
Profit from operations has been arrived at after charging:	經營溢利已扣除：		
Directors' remuneration (Note (i))	董事酬金(附註(i))	18,661	22,447
Staff costs excluding directors' remuneration	職工成本(不包括董事酬金)	98,352	108,618
Retirement benefit scheme contributions (Note (ii))	退休福利計劃供款(附註(ii))	3,269	2,839
Total staff costs	職工成本總額	120,282	133,904
Amortisation of investments in e-commerce projects	電子商貿項目投資之攤銷	112,570	–
Amortisation of investments in telecommunications projects	電訊項目投資之攤銷	58,345	59,973
Amortisation of systems and networks	系統及網絡之攤銷	1,290	241
Auditors' remuneration	核數師酬金	3,441	3,210
Cost of inventories recognised	已確認存貨之成本	432,028	487,868
Depreciation on:	折舊：		
Owned assets	自置資產	128,317	142,694
Assets under finance leases	融資租賃之資產	960	778
Loss on disposal of property, plant and equipment	出售物業、廠房及設備之虧損	399	–
Minimum lease payments paid under operating leases in respect of:	按照經營租賃已付之最低租金包括：		
Rented premises	租賃物業	5,258	5,267
Machinery and equipment	機器及設備	4,792	5,349
and after crediting:	及已計入：		
Rental income from leasing of plant and machinery and telecommunications networks	租賃廠房及機械及電訊項目所得之租金收入	46,703	25,282

7. PROFIT FROM OPERATIONS - *Continued* 7. 經營溢利－續

Notes: 附註：

(i) Information regarding directors' and employees' emoluments 有關董事與僱員酬金之資料

		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
Directors	**董事**		
Fees to independent non-executive directors	獨立非執行董事之袍金	**100**	13
Other emoluments to non-executive directors:	非執行董事之其他酬金：		
Salaries and other benefits	薪金及其他福利	**–**	174
Other emoluments to executive directors:	執行董事之其他酬金：		
Salaries and other benefits	薪金及其他福利	**4,443**	3,989
Performance related incentive payments	按工作表現發放之獎金	**14,090**	18,271
Retirement benefit scheme contribution	退休福利計劃供款	**28**	–
		18,661	22,447

In addition to the above, on 30 April 1999, an aggregate of 30,000,000 shares options of the Company were granted to certain directors at an exercise price of HK$0.17328 per share and on 8 February 2000, an aggregate of 2,000,000 share options of the Company were granted to certain directors at an exercise price of HK$0.4656 per share.

除上述外，於一九九九年四月三十日，本公司若干董事獲授30,000,000份本公司之購股權，行使價為每股0.17328港元，而於二零零零年二月八日，本公司若干董事獲授2,000,000份本公司之購股權，行使價為每股0.4656港元。

On 4 February 1998, 5,000,000 share options of Kantone Holdings Limited, a 57% owned subsidiary of the Company, were granted to a director at an exercise price of HK$0.3712 per share. These options were lapsed on 4 February 2001.

於一九九八年二月四日，一名董事獲授5,000,000股行使價為每股0.3712港元之看通集團有限公司購股權。看通集團有限公司為本公司之附屬公司，本公司持有其57%股權。此等購股權已於二零零一年二月四日失效。

Emoluments of the directors, excluding the share option benefits, were within the following bands:

董事之酬金（不包括購股權利益）介乎下列範圍：

		Number of director(s) 董事人數	
		2001 二零零一年	2000 二零零零年
Nil - HK$1,000,000	無－1,000,000港元	**4**	4
HK$1,000,001 - HK$1,500,000	1,000,001港元－1,500,000港元	**1**	1
HK$3,000,001 - HK$3,500,000	3,000,001港元－3,500,000港元	**–**	1
HK$16,000,001 - HK$16,500,000	16,000,001港元－16,500,000港元	**1**	–
HK$17,500,001 - HK$18,000,000	17,500,001港元－18,000,000港元	**–**	1

7. PROFIT FROM OPERATIONS - *Continued*

7. 經營溢利－續

Notes: – *Continued*

附註：－續

(i) Information regarding directors' and employees' emoluments - *Continued*

(i) 有關董事與僱員酬金之資料－續

Employees

僱員

The five highest paid individuals of the Group included two (2000: three) directors of the Company, details of whose emoluments are set out above. The emoluments of the remaining three (2000: two) highest paid employees of the Group, not being a director of the Company, are as follows:

本集團五位最高薪人士包括兩名（二零零零年：三名）本公司董事，其酬金詳情載於上文。本集團其餘三名（二零零零年：兩名）最高薪人士（並非本公司之董事）之酬金如下：

		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
Salaries and other benefits	薪酬及其他福利	3,332	2,306
Performance related incentive payments	按工作表現發放之獎金	–	2,255
Retirement benefit scheme contributions	退休福利計劃供款	322	118
		3,654	4,679

On 8 February 2000, 1,000,000 share options of the Company were granted to an employee of the five highest, not being a director of the Company, at an exercise price of HK$0.4656 per share.

於二零零零年二月八日，五位最高薪僱員中之其中一位（並非本公司董事）獲授1,000,000份本公司購股權，行使價每股0.4656港元。

On 4 February 1998, 12,000,000 share options of Kantone Holdings Limited were granted to two employees of the five highest, not being a director of the Company, at an exercise price of HK$0.3712 per share. These options were lapsed on 4 February 2001.

於一九九八年二月四日，五位最高薪僱員中之其中兩位（並非本公司董事）獲授12,000,000份看通集團有限公司購股權，行使價每股0.3712港元。此等購股權已於二零零一年二月四日失效。

Emoluments of these employees, excluding the share option benefits, were within the following bands:

此等僱員之酬金（不包括購股權利益）介乎下列範圍：

		Number of employee(s) 僱員人數 2001 二零零一年	 2000 二零零零年
Nil - HK$1,000,000	無－1,000,000港元	2	–
HK$1,000,001 - HK$1,500,000	1,000,001港元－1,500,000港元	–	–
HK$1,500,001 - HK$2,000,000	1,500,001港元－2,000,000港元	1	1
HK$2,500,001 - HK$3,000,000	2,500,001港元－3,000,000港元	–	1

(ii) Retirement benefit scheme contributions

(ii) 退休福利計劃供款

		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
Retirement benefit scheme contributions to the Group's defined contribution scheme	向本集團之定額供款計劃支付之退休福利計劃供款	672	57
Less: Forfeited contributions	減：已沒收之供款	–	–
		672	57
Retirement benefit scheme contributions to the Group's defined benefit scheme	向本集團之定額福利計劃支付之退休福利計劃供款	2,625	2,782
		3,297	2,839

7. PROFIT FROM OPERATIONS – *Continued*

Notes: – *Continued*

(ii) Retirement benefit scheme contributions – *Continued*

Defined contribution scheme

Certain subsidiaries of the Group have a retirement benefit scheme covering a portion of their employees. The assets of the scheme are held separately from those of the Group in funds under the control of an independent trustee.

The retirement benefit scheme contributions charged to the income statement represent contributions payable to the funds by the Group at rates specified in the rules of the scheme. Where there are employees who leave the scheme prior to vesting fully in the contributions, the contribution payable by the Group is reduced by the amount of forfeited contributions.

At the balance sheet date, there were no forfeited contributions which arose upon employees leaving the scheme and which are available to reduce the contributions payable in the future years (2000: nil)

Commencing from December 2000, the Group enrolled all eligible employees in Hong Kong into a mandatory provident fund (the "MPF") scheme. The retirement benefit cost of the MPF scheme charged to the consolidated income statement represents contributions to the MPF scheme by the Group at rates specified in the rules of the MPF scheme.

Defined benefit scheme

Certain subsidiaries of the Group operates a self-administered, funded pension scheme. The scheme provides defined pension benefits related to service, and final earnings and capital sums on death. Membership is optional for all staff paid monthly and aged over 21 years.

Contributions to the scheme are charged to the income statement so as to spread the cost of pensions over employees' working lives with the Group. The contributions are determined by a qualified actuary on the basis of triennial valuations using the projected unit method. The most recent valuation was at 1 January 1999. The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries, pensions and share dividends. It was assumed that the investment returns would be 7½% per annum, that salary increase would average 4½% per annum with an addition for promotion increase, that the guaranteed minimum pensions accruing after 5 April 1997 would increase at the rate of 3% per annum, that share dividends would increase at 4¼% per annum, and that price inflation would average 3½% per annum.

The most recent actuarial valuation showed that the market value of the scheme's assets was HK$125,538,000 and that the actuarial value of these assets represented 98% of the benefits that had accrued to members. The shortfall of HK$2,302,000 is cleared over the estimated remaining service period of the current membership of 11 years.

7. 經營溢利－續

附註：－續

(ii) 退休福利計劃供款－續

定額供款計劃

本集團屬下若干附屬公司為大部分僱員設立一項退休福利計劃。該項計劃之資產與本集團之資產分開持有，並存於由獨立受託人控制之基金內。

自損益表扣除之退休福利計劃供款乃本集團按計劃規則指定之比率向有關基金支付之供款，倘僱員於合資格領取全部供款之前退出計劃，本集團須於應付之供款減除已沒收之供款。

於結算日，並沒有因僱員退出計劃而產生之沒收供款，此等供款可用以扣減未來數年應付供款（二零零零年：無）。

自二零零零年十二月起，本集團規定其於香港之所有合資格僱員參與強制性公積金（「強積金」）計劃。自綜合損益表扣除之強積金計劃退休福利費用指本集團按強積金計劃規例指定之比率就強積金計劃作出之供款。

定額福利計劃

本集團屬下若干附屬公司設立一項自行管理之退休福利計劃。上述計劃乃提供有關僱員服務期間之定額退休福利、僱員身故時之最後收益及撫恤金。以月薪計及年滿21歲之所有僱員可選擇參加上述計劃。

計劃供款於損益表中扣除，以便將退休金成本按僱員於本集團之服務期內分攤。供款乃根據合資格精算師每隔三年按預計單位法進行估值加以評估。最近之估值乃於一九九九年一月一日進行。對估值結果最具影響之假設乃有關投資回報率及薪金、退休金與股息之增加比率方面之假設。投資回報率假設為每年7½%，而加薪幅度則假設為每年平均4½%，並加入因升職之增幅。更假設於一九九七年四月五日後，累計之保證最低退休金將按每年3%遞增，股息則按每年4¼%遞增，而價格通脹幅度則每年平均3½%。

最近之精算估值顯示，計劃之資產市值為125,538,000港元，而該等資產之精算價值為僱員應得福利之98%。為數約2,302,000港元之短欠額，於現職僱員之預計剩餘服務年期（以11年估計）內清還。

8. FINANCE COSTS 8. 財務成本

		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
Interest on bank and other borrowings	銀行及其他借貸之利息：		
- wholly repayable within five years	一於五年內悉數償還	**36,906**	39,304
- not wholly repayable within five years	一毋須於五年內悉數償還	**283**	298
Finance charges on finance leases	融資租賃之財務費用	**423**	328
Loan arrangement fee	貸款安排費用	**3,200**	–
		40,812	39,930

9. TAXATION 9. 稅項

		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
The (charge) credit comprises:	稅項(支出)抵免包括：		
Hong Kong Profits Tax	香港利得稅		
- current year	一本年度	**(827)**	(3,006)
- overprovision in prior years	一過往年度之超額撥備	**940**	–
Taxation in other jurisdictions	其他司法地區稅項	**(701)**	(410)
		(588)	(3,416)
Deferred taxation (note 28)	遞延稅項(附註28)	**4**	403
		(584)	(3,013)

Hong Kong Profits Tax is calculated at 16% on the estimated assessable profits derived from Hong Kong. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

香港利得稅乃以源自香港之估計應課稅溢利按16%之稅率計算。其他司法地區稅項乃按個別司法地區各自採用之稅率計算。

The low effective tax rate is attributable to the fact that a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and is accordingly not subject to Hong Kong Profits Tax and is not subject to taxation in any other jurisdictions.

實際稅率偏低之原因為本集團大部分溢利既非由香港賺取，亦非源自香港，故無需繳納香港利得稅或任何其他司法地區之稅項。

Details of deferred taxation for the year are set out in note 28.

本年度遞延稅項之詳情載於附註28。

10. NET PROFIT FOR THE YEAR 10. 本年度純利

Of the consolidated net profit of HK$252,579,000 (2000: HK$303,855,000), a net loss of HK$1,879,000 (2000: a net profit of HK$8,085,000) has been dealt with in the financial statements of the Company.

本年度之綜合純利為252,579,000港元(二零零零年：303,855,000港元)，其中1,879,000港元之虧損淨額(二零零零年：純利8,085,000港元)已列入本公司財政報告中。

11. DIVIDENDS 11. 股息

		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
Final dividend proposed in scrip form equivalent to 0.15 cents (2000: 0.15 cents) per share, with a cash option	按以股代息方式派付之擬派末期股息相等於每股0.15仙(二零零零年:0.15仙),可選擇現金	8,900	8,828
Interim dividend paid in scrip form equivalent to 0.125 cents (2000: 0.125 cents) per share, with a cash option	按以股代息方式派付之中期股息相等於每股0.125仙(二零零零年:0.125仙),可選擇現金	7,386	7,561
Distribution in specie of 7,500,000 shares in a subsidiary upon its listing to the shareholders of the Company	附屬公司於上市後向本公司股東作出7,500,000股股份之實物分派	–	9,000
		16,286	25,389

The proposed final dividend for 2001 is based on 5,933,468,857 shares in issue at 30 June 2001.

二零零一年度擬派末期股息乃按於二零零一年六月三十日之已發行股份5,933,468,857股為基準計算。

12. EARNINGS PER SHARE 12. 每股盈利

The calculation of the basic and diluted earnings per share is based on the following data:

基本及經攤薄每股盈利之計算乃按下列數據計算:

		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
Earnings for the purpose of calculating basic earnings per share	以計算基本每股盈利之盈利	252,579	303,855
Adjustment to the share of result of a subsidiary based on dilution of its earnings per share	根據經攤薄每股盈利調整在附屬公司業績所佔權益	(949)	(1,266)
Earnings for the purpose of calculating diluted earnings per share	以計算經攤薄每股盈利之盈利	251,630	302,589

		Number of shares 股份數目	
		2001 二零零一年	2000 二零零零年
Weighted average number of shares for the purpose of calculating basic earnings per share	以計算基本每股盈利之加權平均股份數目	5,895,377,000	5,428,705,000
Potential dilutive shares issuable under the Company's share option scheme and warrants	根據本公司之購股權計劃及認股權證發行之股份之潛在攤薄影響	10,213,000	136,823,000
Weighted average number of shares for the purpose of calculating diluted earnings per share	以計算經攤薄每股盈利之加權平均股份數目	5,905,590,000	5,565,528,000
Diluted earnings per share	經攤薄每股盈利	4.26 cents	5.44 cents

13. PROPERTY, PLANT AND EQUIPMENT

13. 物業、廠房及設備

		Land and buildings 土地及樓宇 HK$'000 千港元	Plant and machinery and tele-communications networks 廠房及機器及電訊網絡 HK$'000 千港元	Furniture and fixtures 傢俬及裝置 HK$'000 千港元	Motor vehicles 汽車 HK$'000 千港元	Total 總額 HK$'000 千港元
THE GROUP	**本集團**					
COST	**成本值**					
At 1 July 2000	於二零零零年七月一日	57,866	967,141	14,876	11,506	1,051,389
Currency realignment	滙兑調整	(1,160)	(18,997)	–	–	(20,157)
Additions	添置	73	18,425	419	–	18,917
Transfer to inventories	撥入存貨	–	(703)	–	–	(703)
Disposals	出售	–	(6,928)	–	–	(6,928)
At 30 June 2001	於二零零一年六月三十日	56,779	958,938	15,295	11,506	1,042,518
DEPRECIATION	**折舊**					
At 1 July 2000	於二零零零年七月一日	11,012	673,081	13,314	9,655	707,062
Currency realignment	滙兑調整	(177)	(12,698)	–	–	(12,875)
Provided for the year	年內撥備	1,779	125,995	528	975	129,277
Eliminated on transfer to inventories	撥入存貨撇除	–	(672)	–	–	(672)
Eliminated on disposals	出售撇除	–	(6,459)	–	–	(6,459)
At 30 June 2001	於二零零一年六月三十日	12,614	779,247	13,842	10,630	816,333
NET BOOK VALUES	**賬面淨值**					
At 30 June 2001	於二零零一年六月三十日	44,165	179,691	1,453	876	226,185
At 30 June 2000	於二零零零年六月三十日	46,854	294,060	1,562	1,851	344,327

13. PROPERTY, PLANT AND EQUIPMENT - *Continued* 13. 物業、廠房及設備－續

		THE GROUP 本集團 2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
The net book values of the Group's property interests comprise:	本集團之物業權益賬面淨值包括：		
Freehold properties held outside Hong Kong	於香港以外地區持有之永久業權物業	**13,155**	14,380
Leasehold properties:	契約物業：		
Held in Hong Kong	於香港持有之契約物業		
– long leases	－長期契約	**21,422**	19,954
– medium term leases	－中期契約	**3,794**	6,478
Held outside Hong Kong	於香港以外地區持有之契約物業		
– long leases	－長期契約	**1,148**	1,182
– medium term leases	－中期契約	**4,646**	4,860
		44,165	46,854
Net book value of property, plant and equipment held under finance leases	按融資租賃持有之物業、廠房及設備之賬面淨值	**12,991**	14,093
The Group leases equipment to customers on operating leases. The net book value of such equipment, which is included in plant and machinery and telecommunications networks, is as follows:	集團以營業租賃方式租賃器材予客戶。有關器材之賬面淨值已包括在廠房、機器及電訊網絡內，茲分列如下：		
Customer equipment at cost	客戶器材(按成本價值)	**103,773**	112,922
Less: Accumulated depreciation	減：累計折舊	**78,039**	75,556
Net book value	賬面淨值	**25,734**	37,366

At 30 June 2001, certain land and buildings of the Group with a net book value of HK$7,932,000 (2000: HK$8,692,000) were pledged to a bank as security for banking facilities granted to the Group.

本集團於二零零一年六月三十日賬面淨值為7,932,000港元(二零零零年：8,692,000港元)之若干土地及樓宇已抵押予銀行，作為本集團獲得之銀行融資之擔保。

14. SYSTEMS AND NETWORKS 14. 系統及網絡

		THE GROUP 本集團 2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
COST	按成本值		
At beginning of the year	年初	**670,695**	621,097
Additions	添置	**22**	76,695
Transfer to property, plant and equipment	撥入物業、廠房及設備	**–**	(110)
Adjustment to cost accrued in the previous year	上年度應計成本之調整	**–**	(11,547)
Write-off	撇銷	**–**	(15,440)
At end of the year	年結	**670,717**	670,695
AMORTISATION	攤銷		
At beginning of the year	年初	**241**	–
Provided for the year	本年度撥備	**1,290**	241
At end of the year	年結	**1,531**	241
NET BOOK VALUE	賬面淨值		
At end of the year	年結	**669,186**	670,454
Net book value of systems and networks under development	發展中之系統及網絡之賬面淨值	**668,723**	669,427

Systems and networks include all direct costs incurred in the setting up and development of internet based knowledge systems and networks.

系統及網絡包括設立及開發有關互聯網為本知識系統及網絡之所有直接成本。

15. INVESTMENTS IN SUBSIDIARIES 15. 附屬公司之投資

		THE COMPANY 本公司 2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
Listed shares in Hong Kong	於香港上市股份		
– at cost	一按成本值	**98,949**	98,949
Unlisted shares	非上市股份		
– at carrying value	一按賬面值	**107,947**	107,947
– at cost	一按成本值	**10**	10
Investments in subsidiaries	於附屬公司之投資	**206,906**	206,906
Market value of listed shares	上市股份之市值	**187,311**	276,959

The carrying value of the unlisted shares is based on the book values of the underlying net assets of the subsidiaries at the time they became members of the Group under the group reorganisation.

非上市股份之賬面值乃以本集團重組時其附屬公司成為集團成員當日各附屬公司之賬面資產淨值為基準。

Details of the Company's principal subsidiaries at 30 June 2001 are set out in note 38.

本公司各主要附屬公司於二零零一年六月三十日之詳情載於附註38。

16. INTEREST IN E-COMMERCE PROJECTS 16. 電子商貿項目之權益

		THE GROUP 本集團	
		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
COST	**按成本值**		
At beginning of the year	年初	**713,116**	–
Additions	添置	**200,416**	899,891
Disposals	出售	**(93,388)**	(186,775)
At end of the year	年結	**820,144**	713,116
AMORTISATION	**攤銷**		
Provided for the year and balance at end of the year	本年度撥備及年結結餘	**112,570**	–
NET BOOK VALUE	**賬面淨值**		
At end of the year	年結	**707,574**	713,116

The Group has entered into agreements with third parties to invest in e-commerce projects. These agreements have contract terms of 20 years over which the Group has the right to receive distributions based on an agreed percentage of the net revenue of each of these projects. The Group's interest in these e-commerce projects is therefore amortised over the estimated useful lives of the projects from the date of commencement of commercial operations subject to a maximum of five years.

本集團與第三者訂立協議投資電子商貿項目。該等協議之合約期為20年，本集團於上述期間有權根據上述各項目之收入淨額之協定百分比收取分派。因此，本集團於電子商貿項目之權益按個別項目由開始營業日期起計之估計可用年期（最多為五年）予以攤銷。

17. INTEREST IN TELECOMMUNICATIONS PROJECTS 17. 電訊項目之權益

		THE GROUP 本集團	
		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
COST	**按成本值**		
At beginning of the year	年初	**722,563**	726,730
Additions	添置	**33,807**	665
Transfer from deposits	按金撥出	**–**	54,035
Write-off	撇銷	**(77)**	(58,867)
At end of the year	年結	**756,293**	722,563
AMORTISATION	**攤銷**		
At beginning of the year	年初	**388,335**	328,362
Provided for the year	本年度撥備	**58,345**	59,973
At end of the year	年結	**446,680**	388,335
NET BOOK VALUE	**賬面淨值**		
At end of the year	年結	**309,613**	334,228

17. INTEREST IN TELECOMMUNICATIONS PROJECTS - *Continued*

17. 電訊項目之權益－續

The Group has entered into agreements with independent third parties to invest in paging operations and assist in the setting up of mobile telephone communication networks outside Hong Kong. The agreements have lives of 5 to 13 years and any equipment contributed by the Group under the agreements will not revert to the Group on expiration of these agreements. The Group's interest in these telecommunications projects is therefore amortised over the estimated useful lives of the contributed equipment or the remaining lives of the agreements from the date of commencement of commercial operations, whichever is the shorter, but subject to a maximum of five years. Contributed equipment does not include pagers or mobile telephone hand-sets which are sold separately by the Group.

本集團已與多名獨立第三者訂立協議，於香港以外地區投資傳呼業務及協助建立流動電話通訊網絡。協議為期五至十三年不等，於該等協議期限屆滿時，由本集團按協議提供之任何設備均不會撥歸本集團所有。因此，本集團於電訊項目之權益乃按所提供設備之估計可使用年期或由開始營業日期起計之協議尚餘年期(以較短者為準，惟最多為五年)而攤銷，所提供之設備不包括由本集團另行出售之傳呼機或手提流動電話。

In return for the assistance offered by the Group, the Group is entitled to a pre-determined share of operating profits which varies from project to project during the lives of the above-mentioned agreements.

於上述協議期限內，本集團有權獲得預定比例之經營溢利(按個別項目而有所不同)，作為本集團提供協助之回報。

18. INTEREST IN AN ASSOCIATE

18. 於聯營公司之權益

		THE GROUP 本集團		THE COMPANY 本公司	
		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元	**2001 二零零一年 HK$'000 千港元**	2000 二零零零年 HK$'000 千港元
Unlisted shares, at cost	非上市股份，按成本值	**–**	–	**284,000**	284,000
Share of net assets	應佔資產淨值	**–**	–	**–**	–
		–	–	**284,000**	284,000
Amount due from an associate	應收聯營公司款項	**46,500**	–	**46,500**	–
		46,500	–	**330,500**	284,000

The amount due from an associate is unsecured, interest free and has no fixed repayment terms. In the opinion of the directors, the amount will not be repaid within one year from the balance sheet date. Accordingly, the amount is shown as a non-current asset.

應收聯營公司款項為無抵押、免息及無固定還款期。董事認為，該筆款項不會於結算日起計一年內償還。因此，該筆款項列入非流動資產。

18. INTEREST IN AN ASSOCIATE – *Continued* 18. 於聯營公司之權益 – 續

Particulars of the Group's associate at 30 June 2001 are as follows:

於二零零一年六月三十日，本集團之聯營公司詳情如下：

Name of company 公司名稱	Place of incorporation 註冊成立地點	Proportion of nominal value of issued capital directly held by the Company 本公司直接持有之已發行股本面值比例	Principal activities 主要業務
Project Technology Limited	British Virgin Islands 英屬維爾京群島	40%	Provision of e-commerce services 提供電子商貿服務

At 30 June 2001, the investee has not fully launched its services.

於二零零一年六月三十日，被投資公司尚未提供服務。

19. DEPOSITS 19. 按金

Deposits were paid in connection with projects relating to the followings:

有關以下項目已付之按金：

		THE GROUP 本集團 2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
Systems and networks	系統及網絡	**224,223**	105,183
Internet operations	互聯網業務	**166,315**	143,065
Telecommunications projects	電訊項目	**129,434**	–
		519,972	248,248

20. INVESTMENTS IN SECURITIES 20. 證券投資

THE GROUP 本集團

		Investment securities 投資證券		Other investment 其他投資		Total 總額	
		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元	2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
Unlisted equity securities	非上市股本證券	**11,560**	11,560	**2**	2	**11,562**	11,562
Carrying value of investments in securities analysed for reporting purposes as:	為呈報目的分析之證券投資賬面值：						
Current	流動	**–**	–	**2**	2	**2**	2
Non-current	非流動	**11,560**	11,560	**–**	–	**11,560**	11,560
		11,560	11,560	**2**	2	**11,562**	11,562

21. INVENTORIES

21. 存貨

		THE GROUP 本集團	
		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
Raw materials	原料	**19,690**	19,505
Work in progress	在製品	**13,359**	14,256
Finished goods	製成品	**22,965**	25,278
		56,014	59,039
Stated at cost	按成本值列出	**52,618**	55,637
Stated at net realisable value	按變現淨值列出	**3,396**	3,402
		56,014	59,039

22. TRADE AND OTHER RECEIVABLES

At 30 June 2001, the balance of trade and other receivables included trade receivables of HK$296,259,000 (2000: HK$239,654,000). The aging analysis of trade receivables at the reporting date is as follows:

22. 應收貿易及其他賬款

於二零零一年六月三十日，應收貿易及其他賬款之結餘中包括296,259,000港元(二零零零年：239,654,000港元)之應收貿易賬款，應收貿易賬款於報告日期之賬齡分析如下：

		THE GROUP 本集團	
		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
0 - 60 days	0 - 60日	**268,997**	215,988
61 - 90 days	61 - 90日	**10,005**	7,984
91 - 180 days	91 - 180日	**14,083**	9,020
> 180 days	>180日	**3,174**	6,662
		296,259	239,654

The Group maintains a well-defined credit policy regarding its trade customers dependent on their credit worthiness, nature of services and products, industry practice and condition of the market with credit period ranging from 30 to 180 days.

本集團維持明確之貿易客戶信貸政策。根據其借貸商譽、服務及貨品之性質、行內規範及市場情況而給予30至180日之信貸期。

23. DEPOSITS, BANK BALANCES AND CASH

23. 存款、銀行結存及現金

		THE GROUP 本集團		THE COMPANY 本公司	
		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元	**2001 二零零一年 HK$'000 千港元**	2000 二零零零年 HK$'000 千港元
Interest bearing deposits	有利息存款	**551,547**	613,721	**18,627**	55,072
Bank balances and cash	銀行結存及現金	**14,205**	39,132	**4**	10,453
		565,752	652,853	**18,631**	65,525

24. TRADE AND OTHER PAYABLES

24. 應付貿易及其他賬款

At 30 June 2001, the balance of trade and other payables included trade payables of HK$17,922,000 (2000: HK$35,996,000). The aging analysis of trade payables at the reporting date is as follows:

於二零零一年六月三十日，應付貿易及其他賬款之結餘中包括17,922,000港元（二零零零年：35,996,000港元）之應付貿易賬款，應付貿易賬款於報告日期之賬齡分析如下：

		THE GROUP 本集團	
		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
0 - 60 days	0 - 60日	**11,809**	26,277
61 - 90 days	61 - 90日	**2,484**	4,067
91 - 180 days	91 - 180日	**2,564**	5,371
> 180 days	>180日	**1,065**	281
		17,922	35,996

25. BANK BORROWINGS 25. 銀行借貸

		THE GROUP 本集團 2001 二零零一年 HK$'000 千港元	THE GROUP 本集團 2000 二零零零年 HK$'000 千港元	THE COMPANY 本公司 2001 二零零一年 HK$'000 千港元	THE COMPANY 本公司 2000 二零零零年 HK$'000 千港元
Bank borrowings comprise the following:	銀行借貸包括以下各項：				
Bank loans	銀行貸款	**190,000**	230,000	**160,000**	200,000
Bank overdrafts	銀行透支	**111,326**	111,717	**60**	–
Trust receipts and import loans	信託收據及進口貸款	**106,330**	73,697	**–**	–
Mortgage loan	按揭貸款	**3,584**	4,173	**–**	–
		411,240	419,587	**160,060**	200,000
Secured	有抵押	**8,524**	8,234	**–**	–
Unsecured	無抵押	**402,716**	411,353	**160,060**	200,000
		411,240	419,587	**160,060**	200,000
Bank borrowings bear interest at prevailing market rates and are repayable as follows:	按現行市場利率計息之銀行貸款之還款期如下：				
On demand or within one year	按通知或一年內	**248,023**	415,712	**60**	200,000
Between one to two years	一至兩年內	**53,723**	312	**53,333**	–
Between two to five years	兩至五年內	**107,997**	1,064	**106,667**	–
Over five years	於五年後	**1,497**	2,499	**–**	–
		411,240	419,587	**160,060**	200,000
Less: Amount due within one year under current liabilities	減：一年內到期並已列作流動負債之金額	**(248,023)**	(415,712)	**(60)**	(200,000)
Amount due after one year	一年後到期之金額	**163,217**	3,875	**160,000**	–

26. OTHER BORROWINGS 26. 其他借貸

		THE GROUP 本集團 2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
The other borrowings represent block discounting loans and are repayable as follows:	其他借貸指大宗折扣貸款，其還款期如下：		
Within one year	一年內	**6,720**	13,466
Between one to two years	一至兩年內	**8,263**	12,083
Between two to five years	兩至五年內	**11,471**	4,384
Over five years	於五年後	**257**	167
		26,711	30,100
Less: Amount due within one year shown under current liabilities	減：一年內須償還並列作流動負債之款項	**(6,720)**	(13,466)
Amount due after one year	一年後償還之款項	**19,991**	16,634

27. OBLIGATIONS UNDER FINANCE LEASES 27. 融資租賃承擔

		Minimum lease payments 租賃最低付款額 2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元	Present value of minimum lease payments 租賃最低付款額之現時價值 2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
Amount payable under finance leases:	根據融資租賃於以下期間應付之金額：				
Within one year	一年內	**1,787**	2,250	**1,503**	1,907
Between one to two years	一至兩年內	**226**	1,697	**176**	1,418
Between two to five years	兩至五年內	**120**	267	**88**	198
		2,133	4,214	**1,767**	3,523
Less: Finance charges	減：財務費用	**(366)**	(691)	**–**	–
Present value of lease obligations	租賃承擔現時價值	**1,767**	3,523	**1,767**	3,523
Less: Amount due within one year	減：一年內到期之金額			**(1,503)**	(1,907)
Amount due after one year	一年後到期之金額			**264**	1,616

28. DEFERRED TAXATION 28. 遞延稅項

		THE GROUP 本集團	
		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
Balance at beginning of the year	年初結餘	**41**	444
Credit for the year (note 9)	本年度抵免(附註9)	**(4)**	(403)
Balance at end of the year	年結結餘	**37**	41

The movement for the year comprises the taxation effect of the difference between depreciation allowances claimed for tax purposes and depreciation charged in the financial statements.

年內之變動乃指因就報稅而呈報之折舊免稅額與財政報告內折舊支出之差額而引起之稅務影響。

At the balance sheet date, deferred taxation represents the taxation effect of the excess of depreciation allowances claimed for tax purposes over depreciation charged in the financial statements.

於結算日，遞延稅項乃指因就報稅而呈報之折舊免稅額超逾財政報告內之折舊支出之數額所引起之稅務影響。

At 30 June 2001, the Group and the Company had net unprovided tax asset of HK$44,661,000 (2000: HK$41,407,000) and HK$7,526,000 (2000: HK$7,050,000) respectively relating primarily to the timing differences of the excess of accounting depreciation charged in the financial statements over depreciation allowances claimed for tax purposes and taxation losses of the Company and certain subsidiaries. The net deferred tax asset has not been recognised in the financial statements as it is not certain that the benefit will be realised in the foreseeable future.

於二零零一年六月三十日，本集團與本公司分別有未撥備之遞延稅項資產淨值約為44,661,000港元(二零零零年：41,407,000港元)及7,526,000港元(二零零零年：7,050,000港元)，主要有關在財政報告內扣除之超額會計折舊額與因就計算稅項而扣減之折舊免稅額及本公司與若干附屬公司之稅項虧損兩者之時差。由於未能確定有關之利益將在可見未來變現，故並無在財政報告內確認遞延稅項資產淨值。

There was no significant unprovided deferred taxation for the Company during the year or at the balance sheet date.

於年內或於結算日，本公司並無任何未撥備之重大遞延稅項。

29. SHARE CAPITAL 29. 股本

		Number of shares 股份數目	Issued and fully paid share capital 已發行及繳足股本 HK$'000 千港元
Shares of HK$0.10 each:	每股面值0.10港元股份：		
Balance at 1 July 1999	於一九九九年七月一日之結餘	5,072,905,987	507,291
Issue of shares upon exercise of share options	行使購股權而發行股份	83,500,000	8,350
Issue of shares as consideration to acquire an interest in an associate	發行股份作為收購聯營公司權益之代價	425,000,000	42,500
Issue of shares as scrip dividends	發行代息股份	21,621,294	2,162
Issue of shares upon exercise of warrants	行使認股權證而發行股份	282,376,290	28,237
Balance at 30 June 2000 and 1 July 2000	於二零零零年六月三十日及二零零零年七月一日之結餘	5,885,403,571	588,540
Issue of shares as scrip dividends	發行代息股份	47,975,646	4,798
Issue of shares upon exercise of warrants	行使認股權證而發行股份	89,640	9
Balance at 30 June 2001	於二零零一年六月三十日之結餘	5,933,468,857	593,347

There was no change in the Company's authorised share capital in both years and the Company's authorised share capital comprised of 12,000,000,000 shares of HK$0.10 each.

於兩個年度內，本公司之法定股本並無任何變動，而本公司之法定股本為12,000,000,000股每股面值0.10港元之股份。

During the year, the following changes in the share capital of the Company took place:

於本年度，本公司之股本有以下變動：

(a) In February 2001, 23,285,672 shares of HK$0.1 each were issued at a price of HK$0.198 per share upon election by shareholders to receive shares in the Company in lieu of the 2000 final dividend pursuant to the scrip dividend scheme as announced on 23 November 2000.

In June 2001, 24,689,974 shares of HK$0.1 each were issued at a price of HK$0.1615 per share upon election by shareholders to receive shares in the Company in lieu of the 2001 interim dividend pursuant to the scrip dividend scheme as announced on 28 March 2001.

(a) 於二零零一年二月，股東選擇按二零零零年十一月二十三日公佈之以股代息計劃收取本公司股份作為二零零零年之末期股息，因而按每股0.198港元之價格發行23,285,672股每股面值0.1港元之股份。

於二零零一年六月，股東選擇按二零零一年三月二十八日公佈之以股代息計劃收取本公司股份作為二零零一年之中期股息，因而按每股0.1615港元之價格發行24,689,974股每股面值0.1港元股份。

(b) During the year, 89,640 shares of HK$0.1 each were issued at HK$0.211 per share as a result of the exercise of certain warrants of the Company by the warrant holders.

(b) 於本年度內，由於本公司若干認股權證持有人行使彼等之認股權證，本公司遂以每股0.211港元發行89,640股每股面值0.1港元之股份。

All shares issued rank pari passu with the then existing shares in issue in all respects.

所有據此而發行之股份在各方面均與當時既有之已發行股份享有同等權益。

29. SHARE CAPITAL - *Continued*

Warrants

On 23 November 2000, the Company announced a bonus issue of warrants to its shareholders. A total of 1,177,080,714 units of warrants with subscription rights of approximately HK$248,364,030 were therefore issued. Each warrant entitles the holder thereof to subscribe in cash at an initial subscription price of HK$0.211 per share, subject to adjustments. The warrants will expire on 22 December 2001.

During the year, warrants carrying subscription rights of HK$18,914 were exercised.

Share option scheme

Under the Company's share option scheme, the Company may grant options to directors and employees of the Company or its subsidiaries to subscribe for shares in the Company, subject to a maximum of 10% of the issued share capital of the Company from time to time. Options granted are exercisable at any time for a period of three years from the date of grant. The subscription price of the option shares is the higher of the nominal value of the shares and an amount which is not less than 80% of the average of the closing prices of the shares on the five trading days immediately preceding the date of grant of the options.

Details of the options granted under the aforesaid share option scheme are as follows:

29. 股本－續

認股權證

於二零零零年十一月二十三日，本公司公佈向其股東發行紅利認股權證。因此，合共1,177,080,714份附有的248,364,030港元認購權之認股權證獲發行。每份認股權證之持有人可按初步認購價每股0.211港元（可予調整）以現金認購。該等認股權證將於二零零一年十二月二十二日失效。

於本年度內，附有18,914港元認購權之認股權證獲行使。

購股權計劃

根據本公司之購股權計劃，本公司可向本公司或其附屬公司之董事及僱員授出購股權以認購本公司股份，惟股份數目總額最多不得超過本公司當時已發行股本之10%。授出之購股權可於授出日期後三年內任何時間行使。購股權所涉及股份之認購價相等於股份面值或不少於股份於緊接授出購股權日期之前五個交易日之平均收市價80%，兩者以較高者為準。

根據上述購股權計劃授出之購股權詳情如下：

Date of grant 授出日期	Exercise period 行使期	Exercise price 行使價 HK$ 港元	Number of options 購股權數目 Outstanding at 1.7.2000 於二零零零年七月一日尚未行使	Lapsed during the year 於年內失效	Outstanding at 30.6.2001 於二零零一年六月三十日尚未行使
4.2.1998 一九九八年二月四日	4.2.1998 to 3.2.2001 一九九八年二月四日至 二零零一年二月三日	0.48640	9,000,000	9,000,000	–
30.4.1999 一九九九年四月三十日	30.4.1999 to 29.4.2002 一九九九年四月三十日至 二零零二年四月二十九日	0.17328	34,500,000	–	34,500,000
8.2.2000 二零零零年二月八日	8.2.2000 to 7.2.2003 二零零零年二月八日至 二零零三年二月七日	0.46560	65,000,000	–	65,000,000

30. RESERVES 30. 儲備

		Share premium 股份溢價 HK$'000 千港元	Capital redemption reserve 資本贖回儲備 HK$'000 千港元	Capital reserve 資本儲備 HK$'000 千港元	Goodwill reserve 商譽儲備 HK$'000 千港元	Translation reserve 換算儲備 HK$'000 千港元	Accumulated profits 累計溢利 HK$'000 千港元	Total 總額 HK$'000 千港元
THE GROUP	本集團							
At 1 July 1999	於一九九九年七月一日	639,123	50	–	(103,826)	2,708	947,037	1,485,092
Premium arising from issue of shares	因下列原因而發行股份所產生之溢價							
- on exercise of share options	一行使購股權	6,119	–	–	–	–	–	6,119
- on exercise of warrants	一行使認股權證	22,025	–	–	–	–	–	22,025
- on distribution of scrip dividends	一以股代息	5,926	–	–	–	–	–	5,926
- as consideration to acquire an interest in an associate	一作為收購聯營公司權益之代價	229,500	–	–	–	–	–	229,500
Goodwill arising on acquisition of an associate	收購聯營公司產生之商譽	–	–	–	(284,000)	–	–	(284,000)
Exchange difference arising on translation of operations outside Hong Kong	因海外業務之幣值換算所產生之匯兌差額	–	–	–	–	(269)	–	(269)
Net profit for the year (note 10)	本年度純利(附註10)	–	–	–	–	–	303,855	303,855
Dividends (note 11)	股息(附註11)	–	–	–	–	–	(25,389)	(25,389)
At 30 June 2000 and 1 July 2000	於二零零零年六月三十日及二零零零年七月一日	902,693	50	–	(387,826)	2,439	1,225,503	1,742,859
Premium arising from issue of shares	因下列原因而發行股份所產生之溢價							
- on exercise of warrants	一行使認股權證	10	–	–	–	–	–	10
- on distribution of scrip dividends	一以股代息	3,800	–	–	–	–	–	3,800
Exchange difference arising on translation of operations outside Hong Kong	因海外業務之幣值換算所產生之匯兌差額	–	–	–	–	(141)	–	(141)
Capitalisation for a bonus issue of shares of a subsidiary	將一間附屬公司發行之紅股撥作資本	–	–	42,198	–	–	(42,198)	–
Net profit for the year (note 10)	本年度純利(附註10)	–	–	–	–	–	252,579	252,579
Dividends (note 11)	股息(附註11)	–	–	–	–	–	(16,286)	(16,286)
At 30 June 2001	於二零零一年六月三十日	906,503	50	42,198	(387,826)	2,298	1,419,598	1,982,821
Attributable to:	由下列公司應佔：							
The Company and its subsidiaries	本公司及其附屬公司	906,503	50	42,198	(387,826)	2,298	1,419,598	1,982,821
An associate	聯營公司	–	–	–	–	–	–	–
		906,503	50	42,198	(387,826)	2,298	1,419,598	1,982,821

The Group's capital reserve represents the amount arising from a bonus issue of shares of a subsidiary of the Company by way of capitalising the subsidiary's accumulated profits during the year.

本集團之資本儲備指藉將本公司一間附屬公司於年內之累計溢利撥作資本之方式，發行該附屬公司之紅股所產生之金額。

30. RESERVES - *Continued*

30. 儲備 — 續

		Share premium 股份溢價	Capital redemption reserve 資本購回儲備	Special reserve 特別儲備	Accumulated profits 累計溢利	Total 總額
		HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元
THE COMPANY	本公司					
At 1 July 1999	於一九九九年七月一日	639,123	50	107,947	128,304	875,424
Premium arising from issue of shares	因下列原因而發行股份所產生之溢價					
- on exercise of share options	一行使購股權	6,119	–	–	–	6,119
- on exercise of warrants	一行使認股權證	22,025	–	–	–	22,025
- on distribution of scrip dividends	一以股代息	5,926	–	–	–	5,926
- as consideration to acquire an interest in an associate	一作為收購聯營公司權益之代價	229,500	–	–	–	229,500
Net profit for the year (note 10)	本年度純利 (附註10)	–	–	–	8,085	8,085
Dividends (note 11)	股息 (附註11)	–	–	–	(25,389)	(25,389)
At 30 June 2000 and 1 July 2000	於二零零零年六月三十日及二零零零年七月一日	902,693	50	107,947	111,000	1,121,690
Premium arising from issue of shares	因下列原因而發行股份所產生之溢價					
- on exercise of warrants	一行使認股權證	10	–	–	–	10
- on distribution of scrip dividends	一以股代息	3,800	–	–	–	3,800
Net loss for the year (note 10)	本年度虧損淨額 (附註10)	–	–	–	(1,879)	(1,879)
Dividends (note 11)	股息 (附註11)	–	–	–	(16,286)	(16,286)
At 30 June 2001	於二零零一年六月三十日	906,503	50	107,947	92,835	1,107,335

The Company's special reserve represents the difference between the book values of the underlying net assets of Champion (Cook Islands) Limited and KTT (Cook Islands) Limited at the date on which the shares of these companies were acquired by the Company, and the nominal amount of the Company's shares issued for the acquisition.

本公司之特別儲備乃指於本公司收購Champion (Cook Islands) Limited及KTT (Cook Islands) Limited之股份當日，該等公司之基本資產賬面淨值與就此項收購而發行之本公司股份面值兩者間之差額。

31. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

31. 除稅前溢利與經營業務所得之現金淨額對賬表

		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
Profit before taxation	除稅前溢利	**296,272**	352,728
Depreciation of property, plant and equipment	物業、廠房及設備折舊	**129,277**	143,472
Amortisation of investments in telecommunications projects	電訊項目之投資攤銷	**58,345**	59,973
Amortisation of systems and networks	系統及網絡攤銷	**1,290**	241
Amortisation of investments in e-commerce projects	電子商貿項目投資攤銷	**112,570**	–
Interest on bank and other borrowings	銀行及其他借貸之利息	**37,189**	39,602
Finance charges on finance leases	融資租賃之財務費用	**423**	328
Loan arrangement fee	貸款安排費用	**3,200**	–
Interest income	利息收入	**(19,946)**	(25,519)
Loss (gain) on disposal of property, plant and equipment	出售物業、廠房及設備之虧損(收益)	**399**	(79)
Gain on partial disposal of interest in e-commerce projects	出售部份電子商貿項目權益之收益	**(4,669)**	(18,677)
Gain arising as a result of listing of shares in a subsidiary	因附屬公司股份上市而產生之收益	**–**	(26,816)
Dividend income from investments in securities	證券投資之股息收入	**(1,160)**	(1,264)
Provision for deposits paid in connection with telecommunications projects, interest in telecommunications projects written off, and systems and networks written off	為電訊項目所支付之按金、電訊項目之權益撇銷及系統及網絡撇銷作出之撥備	**77**	83,307
Effect of foreign exchange rate changes on inter-company balances	滙率變動對公司間之結餘構成之影響	**2,332**	279
(Increase) decrease in inventories	存貨(增加)減少	**(650)**	2,755
Decrease in trade and other receivables	應收貿易及其他賬款減少	**49,832**	124,455
(Decrease) increase in trade and other payables	應付貿易及其他賬款(減少)增加	**(262,085)**	33,331
(Decrease) increase in customers' deposits	客戶按金(減少)增加	**(12,177)**	12,832
Net cash inflow from operating activities	經營業務所得之現金淨額	**390,519**	780,948

32. ANALYSIS OF CHANGES OF FINANCING DURING THE YEAR 32. 年內融資變動分析

		Share capital including premium 股本(包括溢價) HK$'000 千港元	Trust receipts and import loans 信託收據及進口貸款 HK$'000 千港元	Bank loans 銀行貸款 HK$'000 千港元	Syndicated loan 銀團貸款 HK$'000 千港元	Mortgage loan 按揭貸款 HK$'000 千港元	Other borrowings 其他借貸 HK$'000 千港元	Obligations under finance lease 融資租賃承擔 HK$'000 千港元
At 1 July 1999	於一九九九年七月一日	1,146,414	63,388	196,000	50,384	–	50,742	2,018
Currency realignment	滙兌調整	–	–	–	–	–	(1,634)	(64)
Proceeds from issue of shares	發行股份所得款項							
- on exercise of share options	一行使購股權	14,469	–	–	–	–	–	–
- on exercise of warrants	一行使認股權證	50,262	–	–	–	–	–	–
Issue of shares as consideration to acquire an interest in an associate	發行股份作為收購聯營公司權益之代價	272,000	–	–	–	–	–	–
Issue of shares as scrip dividends	發行股份以代替股息	8,088	–	–	–	–	–	–
Net cash inflow during the year	本年度所得現金淨額	–	10,309	–	–	–	–	–
New loans raised	新籌措之貸款	–	–	34,000	–	4,434	–	–
New finance leases raised	新籌措之融資租賃	–	–	–	–	–	–	3,652
Repayments during the year	本年度還款	–	–	–	(50,384)	(261)	(19,008)	(2,083)
At 30 June 2000 and 1 July 2000	於二零零零年六月三十日及二零零零年七月一日	1,491,233	73,697	230,000	–	4,173	30,100	3,523
Currency realignment	滙兌調整	–	–	–	–	(266)	(2,064)	(242)
Proceeds from issue of shares on exercise of warrants	行使認股權證發行股份所得款項	19	–	–	–	–	–	–
Issue of shares as scrip dividend	發行股份以代替股息	8,598	–	–	–	–	–	–
Net cash inflow during the year	本年度所得現金淨額	–	32,633	–	–	–	–	–
New loans raised	新籌措之貸款	–	–	–	–	–	19,765	–
Repayment during the year	本年度還款	–	–	(40,000)	–	(323)	(21,090)	(1,514)
At 30 June 2001	於二零零一年六月三十日	1,499,850	106,330	190,000	–	3,584	26,711	1,767

33. ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS 33. 現金及現金等額之結餘分析

		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
Deposits, bank balances and cash	存款、銀行結存及現金	565,752	652,853
Bank overdrafts	銀行透支	(111,326)	(111,717)
		454,426	541,136

34. CONTINGENT LIABILITIES 34. 或然負債

		THE COMPANY 本公司	
		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
Guarantees given to banks in respect of credit facilities granted to subsidiaries	為附屬公司獲批之信貸融資而向銀行作出之擔保	**175,800**	175,800

The Group did not have any significant contingent liabilities at the balance sheet date.

本集團於結算日概無任何重大或然負債。

35. CAPITAL COMMITMENTS 35. 資本承擔

		THE GROUP 本集團	
		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
Capital expenditure in respect of investments:	投資之資本開支：		
Contracted for but not provided in the financial statements	已訂合約但未在財政報告中撥備	**23,250**	42,625
Authorised but not contracted for	已授權但未訂合約	**–**	62,000
		23,250	104,625
Capital expenditure in respect of property, plant and equipment:	物業、廠房及設備之資本開支：		
Contracted for but not provided in the financial statements	已訂合約但未在財政報告中撥備	**816**	121
Authorised but not contracted for	已授權但未訂合約	**26,178**	130,778
		26,994	130,899
		50,244	235,524

The Company did not have any capital commitments at the balance sheet date.

本公司於結算日概無任何資本承擔。

36. OPERATING LEASE COMMITMENTS

36. 營業租賃承擔

At the balance sheet date, the Group had future minimum lease payments payable under non-cancellable operating leases in respect of rented premises and machinery and equipment which fall due as follows:

於結算日，本集團多項有關租用物業與機器及設備之不可註銷營業租賃日後應付之最低付款額之到期情況如下：

		THE GROUP 本集團			
		2001 二零零一年		2000 二零零零年	
		Land and buildings 土地及樓宇 HK$'000 千港元	Machinery and equipment 機器及設備 HK$'000 千港元	Land and buildings 土地及樓宇 HK$'000 千港元	Machinery and equipment 機器及設備 HK$'000 千港元
Operating leases which expire:	營業租賃屆滿：				
Within one year	一年內	**3,823**	**3,576**	4,426	3,282
In the second to fifth years inclusive	兩至五年內(首尾兩年包括在內)	**3,462**	**4,112**	5,140	4,114
		7,285	**7,688**	9,566	7,396

At the balance sheet date, the Company had future minimum lease payments payable under non-cancellable operating leases in respect of rented premises which fall due as follows:

於結算日，本公司多項有關租用物業之不可註銷營業租賃日後應付之最低付款額之到期情況如下：

		THE COMPANY 本公司	
		2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
Operating leases which expire:	營業租賃屆滿：		
Within one year	一年內	**828**	828
In the second to fifth years inclusive	兩至五年內(首尾兩年包括在內)	**552**	1,380
		1,380	2,208

37. RELATED PARTY TRANSACTIONS 37. 聯繫人士交易

During the year, the Company and its subsidiaries other than Kantone Holdings Limited, a 57% owned subsidiary of the Company, and its subsidiaries (the "Kantone Group"), and DIGITALHONGKONG.COM, a 78% owned subsidiary of the Company, and its subsidiaries (the "DIGITALHK Group") had the following transactions with the Kantone Group and the DIGITALHK Group:

年內，本公司及各附屬公司(除了本公司擁有57%權益之看通集團有限公司及其附屬公司(「看通集團」)，以及本公司擁有78%權益之數碼香港及其附屬公司(「數碼香港集團」)以外)曾與看通集團及數碼香港集團進行下列交易：

Nature of transactions with the Kantone Group	與看通集團進行之交易類別	2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
Purchases of pagers and paging systems	購入傳呼機及傳呼系統	**1,369**	1,498
Fees received for the provision of office premises and facilities, and management services	收取有關使用辦公室及其設備及管理服務之費用	**1,200**	1,200
Service fees received for the provision of internet related services	收取使用有關互聯網服務之服務費	**5**	116

These transactions were carried out after negotiation between the Group and respective related companies. The purchases were determined on a cost plus basis. The fees received for the provisions of office premises and facilities, and management services were in accordance with the management agreement dated 20 December 1996. The service fees received for the provision of internet related services were charged on terms similar to those applicable to transactions with unrelated parties.

此等交易由本集團與各有聯繫公司洽商後進行。購買價按成本加利潤之基準釐定。有關使用辦公室及其設備及管理服務所收取之費用乃根據於一九九六年十二月二十日訂立之管理協議之規定支付。使用有關互聯網服務所收取之服務費與跟非聯繫人士訂立交易所適用之條款相同。

Nature of transactions with the DIGITALHK Group	與數碼香港集團進行之交易類別	2001 二零零一年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元
Registration fee, annual fee and technical fee paid	已付登記費、年費及技術費	**3,921**	2,142
Administration fees received	已收行政費	**3,000**	3,000

The service fees paid were charged with reference to comparable market prices as determined by the directors of the Company while the administration fees were charged at a monthly fee of HK$250,000 pursuant to a management agreement entered into between the Company and DIGITALHONGKONG.COM.

已付服務費乃由本公司董事參照可比較之市價而釐定，而每月行政費250,000港元乃根據本公司與數碼香港訂立之管理協議而收取。

38. PRINCIPAL SUBSIDIARIES

38. 主要附屬公司

Details of the Company's principal subsidiaries at 30 June 2001 are as follows:

於二零零一年六月三十日，本公司各主要附屬公司之詳情如下：

Name of company 公司名稱	Place of incorporation/ operations 註冊成立／經營地點	Nominal value of issued share capital 已發行股本面值	Attributable equity interest to the Group 本集團應佔之股本權益	Principal activities 主要業務
100BESTSHOPS.COM Limited	Hong Kong 香港	Ordinary - HK$2 普通股－2港元	100%	Provision of e-shopping and internet-based activities 提供電子購物及互聯網服務
Aerostar Services Limited	British Virgin Islands 英屬維爾京群島	Ordinary - US$1 普通股－1美元	100%	Provision of treasury services 提供財政服務
Allum Resources Limited	British Virgin Islands/Macau and People's Republic of China ("PRC") 英屬維爾京群島／澳門及中華人民共和國(「中國」)	Ordinary US$1 普通股－1美元	57%	Trading in telecommunications equipment and products 買賣電訊器材及產品
Champion China Telecommunications Limited * 冠軍中國通信有限公司*	British Virgin Islands/Macau and PRC 英屬維爾京群島／澳門及中國	Ordinary - US$1 普通股－1美元	100%	Investment in telecommunications activities 投資電訊業務
Champion (Cook Islands) Limited *	Cook Islands 庫克群島	Ordinary - HK$1 普通股－1港元	100%	Investment holding 投資控股
Champion Consortium Limited	British Virgin Islands/PRC 英屬維爾京群島／中國	Ordinary - US$1 普通股－1美元	100%	Strategic investment 策略性投資
Champion Fax Machine Investments Limited	British Virgin Islands/PRC 英屬維爾京群島／中國	Ordinary - US$1 普通股－1美元	100%	Investment holding 投資控股
Champion International Investments Limited	British Virgin Islands/PRC 英屬維爾京群島／中國	Ordinary - US$50,000 普通股－50,000美元	100%	Investment in telecommunications activities 投資電訊業務
Champion Luck International Limited 駿樂國際有限公司	Hong Kong 香港	Ordinary - HK$2 普通股－2港元	100%	Property investment 物業投資
Champion Million Industries Limited 祥萬實業有限公司	Hong Kong 香港	Ordinary - HK$2 普通股－2港元	100%	Property investment 物業投資
Champion Pacific Investment Limited 駿沛投資有限公司	Hong Kong 香港	Ordinary - HK$2 普通股－2港元	100%	Property investment 物業投資
Champion Technology Limited 冠軍科技有限公司	Hong Kong 香港	Ordinary - HK$1,000 Deferred - HK$1,000,000 普通股－1,000港元 遞延股－1,000,000港元	100%	Software development 研製軟件

38. PRINCIPAL SUBSIDIARIES - *Continued* 38. 主要附屬公司－續

Name of company 公司名稱	Place of incorporation/ operations 註冊成立／經營地點	Nominal value of issued share capital 已發行股本面值	Attributable equity interest to the Group 本集團應佔之股本權益	Principal activities 主要業務
Champion Telecommunications (B.V.I.) Limited	British Virgin Islands 英屬維爾京群島	Ordinary - US$100 Deferred - US$1,000 普通股－100美元 遞延股－1,000美元	100%	Investment in telecommunications activities and internet operations 投資電訊業務及互聯網業務
Champion Telephone Limited 冠軍電話有限公司	Hong Kong 香港	Ordinary - HK$2 普通股－2港元	100%	Investment in telecommunications activities 投資電訊業務
Champnet Limited 冠軍網絡有限公司	Hong Kong 香港	Ordinary - HK$2 普通股－2港元	100%	Internet business 互聯網業務
Chief Champion Limited 千全有限公司	Hong Kong 香港	Ordinary - HK$1,000 Deferred - HK$10,000 普通股－1,000港元 遞延股－10,000港元	100%	Property investment 物業投資
Chinese Paging Company Limited 中文傳呼有限公司	Hong Kong 香港	Ordinary - HK$1,000 Deferred - HK$2,000,000 普通股－1,000港元 遞延股－2,000,000港元	100%	Paging operations 傳呼業務
Chinese Science & Technology Limited 中文科技有限公司	Hong Kong 香港	Ordinary - HK$2 普通股－2港元	100%	Internet business 互聯網業務
Cyber Solutions Inc.	Samoa 薩摩亞群島	Ordinary - US$1 普通股－1美元	100%	Internet business 互聯網業務
DIGITALHONGKONG.COM INC.	British Virgin Islands 英屬維爾京群島	Ordinary - US$1 普通股－1美元	78%	E-commerce platform for payment process 進行付款程序之電子商貿平台
DIGITALHONGKONG.COM * 數碼香港*	Cayman Islands 開曼群島	Ordinary - HK$15,000,000 普通股－15,000,000港元	78%	Investment holding 投資控股
Digital Commerce Limited	Hong Kong 香港	Ordinary - HK$2 普通股－2港元	78%	Development of e-commerce platform and of e-commerce opportunities 開發電子商貿平台及電子商貿機會
Digital Hong Kong Limited 數碼香港(國際)有限公司	Hong Kong 香港	Ordinary - HK$2 普通股－2港元	78%	E-commerce business operation 電子商貿業務營運
ESP International Group Limited ESP國際信息集團有限公司	Hong Kong 香港	Ordinary - HK$2 普通股－2港元	100%	Advertising and recruitment agency 廣告及招聘代理公司
Happy Union Development Limited 偉聯發展有限公司	Hong Kong 香港	Ordinary - HK$2 普通股－2港元	100%	Property investment 物業投資

38. PRINCIPAL SUBSIDIARIES - *Continued*

38. 主要附屬公司－*續*

Name of company 公司名稱	Place of incorporation/ operations 註冊成立／經營地點	Nominal value of issued share capital 已發行股本面值	Attributable equity interest to the Group 本集團應佔之股本權益	Principal activities 主要業務
Harilela Kantone Telecommunications Limited	Hong Kong 香港	Ordinary - HK$10,000 普通股－10,000港元	55%	Investment in telecommunications activities 投資電訊業務
High Win Limited	British Virgin Islands 英屬維爾京群島	Ordinary - US$1 普通股－1美元	100%	Investment holding 投資控股
Hong Kong IT Alliance Limited 香港資訊科技聯盟有限公司	Hong Kong 香港	Ordinary - HK$2 普通股－2港元	100%	Information technology development 發展資訊科技
Hydro-Cable Limited	British Virgin Islands 英屬維爾京群島	Ordinary - US$1 普通股－1美元	100%	Investment holding 投資控股
Internet Vehicles Limited 互聯網汽車有限公司	Hong Kong 香港	Ordinary - HK$2 普通股－2港元	100%	Provision of internet related services 提供有關互聯網服務
Kannet Limited 看通網絡有限公司	Hong Kong 香港	Ordinary - HK$2 普通股－2港元	100%	Internet operations 互聯網業務
Kantel Limited 港通電訊電話有限公司	Hong Kong 香港	Ordinary - HK$2 普通股－2港元	100%	Investment in telecommunications activities 投資電訊業務
Kantone Asia Limited	British Virgin Islands/PRC and Macau 英屬維爾京群島／中國及澳門	Ordinary - US$1 普通股－1美元	57%	Trading in telecommunications equipment and pagers and internet operations 買賣電訊器材及傳呼機及互聯網業務
Kantone Holdings Limited * 看通集團有限公司 *	Cayman Islands 開曼群島	Ordinary - HK$111,048,087 普通股－111,048,087港元	57%	Investment holding 投資控股
Kantone Paging Company Limited 看通中文傳呼有限公司	Hong Kong 香港	Ordinary - HK$1,000 Deferred - HK$2,000,000 普通股－1,000港元 遞延股－2,000,000港元	100%	Trading in pagers and provision of paging services 買賣傳呼機及提供傳呼服務
Kantone (UK) Limited	United Kingdom 英國	Ordinary - £5,500,000 普通股－5,500,000英鎊	57%	Investment holding 投資控股
Kontone Development Limited 港通發展有限公司	Hong Kong 香港	Ordinary - HK$2 普通股－2港元	57%	Provision of administrative services 提供行政服務
Kontone International Limited 港通國際有限公司	Hong Kong 香港	Ordinary - HK$2 普通股－2港元	100%	Investment holding 投資控股
KTT (Cook Islands) Limited *	Cook Islands 庫克群島	Ordinary - HK$10,000 普通股－10,000港元	100%	Investment holding 投資控股
Linkit Industries Limited	British Virgin Islands 英屬維爾京群島	Ordinary - US$1 普通股－1美元	100%	Investment holding 投資控股

38. PRINCIPAL SUBSIDIARIES - *Continued* 38. 主要附屬公司－續

Name of company 公司名稱	Place of incorporation/ operations 註冊成立／經營地點	Nominal value of issued share capital 已發行股本面值	Attributable equity interest to the Group 本集團應佔之股本權益	Principal activities 主要業務
Lucky Success Development Limited 運成發展有限公司	Hong Kong 香港	Ordinary - HK$2 普通股－2港元	100%	Property investment 物業投資
Lucky Tone Investments Limited 祥通投資有限公司	Hong Kong 香港	Ordinary - HK$2 普通股－2港元	100%	Property investment 物業投資
M.C. Holdings Limited	Cayman Islands 開曼群島	Ordinary - £5,500,002 普通股－5,500,002英鎊	57%	Investment holding 投資控股
Multitone Electronics PLC	United Kingdom 英國	Ordinary - £3,830,107 普通股－3,830,107英鎊	57%	Investment holding 投資控股
Multitone Electronics Sdn. Bhd.	Malaysia 馬來西亞	Ordinary - MR285,000 普通股－285,000馬來西亞元	57%	Manufacture of paging equipment 製造傳呼器材
Multiton Elektronik GmbH	Germany 德國	Ordinary - DM2,000,000 普通股－2,000,000馬克	57%	Manufacture of paging equipment 製造傳呼器材
Multiton Elektronik GmbH	Austria 奧地利	Ordinary - ATS500,000 普通股－500,000先令	57%	Distribution of paging equipment 分銷傳呼器材
Multitone Rentals Limited	United Kingdom 英國	Ordinary - £100 普通股－100英鎊	57%	Leasing of paging systems 傳呼系統租賃
New Telecomm Company Limited 新系電訊有限公司	Hong Kong 香港	Ordinary - HK$6,000,000 普通股－6,000,000港元	100%	Trading in telecommunications equipment and provision of related services 買賣電訊器材及提供有關服務
Parsons Industrial Corporation	British Virgin Islands/Macau 英屬維爾京群島/澳門	Ordinary - US$1 普通股－1美元	57%	Trading in and development of telecommunications products 買賣及發展電訊產品
PC2A.COM Limited	Hong Kong 香港	Ordinary - HK$2 普通股－2港元	100%	Provision of e-commerce, m-commerce and internet based activities 提供電子商貿、流動商貿及互聯網服務
QQKK.COM Limited	Hong Kong 香港	Ordinary - HK$2 普通股－2港元	100%	Provision of e-commerce, m-commerce and internet based activities 提供電子商貿、流動商貿及互聯網服務
Regionport Limited	British Virgin Islands/Macau 英屬維爾京群島/澳門	Ordinary - US$1 普通股－1美元	57%	Provision of treasury services 提供財政服務
Very Happy International Limited 大樂國際有限公司	Hong Kong 香港	Ordinary - HK$2 普通股－2港元	100%	Property investment 物業投資

38. PRINCIPAL SUBSIDIARIES - *Continued* 38. 主要附屬公司－續

Name of company 公司名稱	Place of incorporation/ operations 註冊成立／經營地點	Nominal value of issued share capital 已發行股本面值	Attributable equity interest to the Group 本集團應佔之股本權益	Principal activities 主要業務
Y28.COM Inc.	British Virgin Islands 英屬維爾京群島	Ordinary - US$1 普通股－1美元	100%	Provision of e-commerce, m-commerce and internet-based activities 提供電子商貿、流動商貿及互聯網服務
Y28.COM Limited 威易發有限公司	Hong Kong 香港	Ordinary - HK$2 普通股－2港元	100%	Provision of e-commerce, m-commerce and internet-based activities 提供電子商貿、流動商貿及互聯網服務
Y28 Innovations *	Cayman Islands 開曼群島	Ordinary - HK$0.1 普通股－0.1港元	100%	Provision of e-commerce, m-commerce and internet-based activities 提供電子商貿、流動商貿及互聯網服務
Zonal Care Incorporated	British Virgin Islands/Macau 英屬維爾京群島／澳門	Ordinary - US$1 普通股－1美元	57%	Development of tele-communications equipment and systems and investments in e-commerce projects 發展電訊器材及系統及投資電子商貿項目

* *Directly held by the Company*

* *由本公司直接持有*

The deferred shares, which are held by the Group, of each of the above-mentioned subsidiaries entitled the holders thereof to:

(a) a fixed non-cumulative dividend at the rate of 5% per annum for any financial year of the company in question in respect of which the net profits of such company exceed HK$100,000,000,000; and

(b) on a winding-up, a return of the capital paid up on such shares out of the surplus assets of the company in question after a total sum of HK$100,000,000,000 has been distributed in such winding up in respect of each of the ordinary shares of such company.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

None of the subsidiaries had any loan capital subsisting at 30 June 2001 or at any time during the year.

由本集團持有之上述各附屬公司之遞延股均賦予持有人權利：

(a) 倘該等公司於其任何一個財政年度之純利超逾100,000,000,000港元時，向該等公司收取按年息5厘計算之定額非累積股息；及

(b) 於公司清盤時，待本公司之普通股持有人於該清盤中獲分派總額100,000,000,000港元後，自本公司之剩餘資產中獲退還彼等就所持之遞延股份而繳付之股本。

上表所列之本公司附屬公司乃董事會認為能夠反映大部分本集團本年度業績或佔有本集團淨資產重大部分之附屬公司。董事會認為，倘將其他附屬公司之詳情一併列出，則會令資料過於冗長。

各附屬公司於二零零一年六月三十日或年內任何時間均無任何借貸資本。

39. COMPARATIVE FIGURES

Certain figures of the consolidated balance sheet at 30 June 2000 were reclassified and a summary of the reclassification is as follows:

(a) Deposits paid in connection with projects relating to systems and networks of HK$105,183,000 as at 30 June 2000, which were included in trade and other receivables previously, were reclassified as non-current deposits to conform with the intention of the Group on these projects.

(b) Borrowings of HK$3,523,000 as at 30 June 2000, which were included in other borrowings previously, were reclassified as obligations under finance leases.

39. 比較數字

二零零零年六月三十日之綜合資產負債表中若干數字已重列，重列之概要如下：

(a) 就系統及網絡相關項目已付之按金，於二零零零年六月三十日為105,183,000港元，之前列作應收貿易及其他賬款，已重新分類為非流動資產之按金以符合本集團對此等項目之意向。

(b) 於二零零零年六月三十日之借貸為3,523,000港元，之前列作其他借貸，已重新分類為融資租賃承擔。

Financial Summary
財務摘要

RESULTS 業績

		Year ended 30 June 截至六月三十日止年度				
		1997 一九九七年 HK$'000 千港元	1998 一九九八年 HK$'000 千港元	1999 一九九九年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元	**2001 二零零一年 HK$'000 千港元**
TURNOVER	營業額	1,157,481	1,276,561	1,393,682	1,457,181	**1,510,779**
PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION	除税前日常業務溢利					
Continuing operations excluding other operating items	未計其他經營開支之持續經營業務	292,533	292,972	303,533	436,035	**296,272**
Other operating items	其他經營開支	(3,980)	(88,005)	(91,532)	(83,307)	**–**
		288,553	204,967	212,001	352,728	**296,272**
TAXATION	税項	(373)	(140)	(1,215)	(3,013)	**(584)**
PROFIT BEFORE MINORITY INTERESTS	未計少數股東權益之溢利	288,180	204,827	210,786	349,715	**295,688**
MINORITY INTERESTS	少數股東權益	(17,361)	(24,627)	(25,234)	(45,860)	**(43,109)**
NET PROFIT FOR THE YEAR	本年度純利	270,819	180,200	185,552	303,855	**252,579**
DIVIDENDS	股息	312,531	8,338	13,868	25,389	**16,286**

ASSETS AND LIABILITIES 資產及負債

		At 30 June 於六月三十日				
		1997 一九九七年 HK$'000 千港元	1998 一九九八年 HK$'000 千港元	1999 一九九九年 HK$'000 千港元	2000 二零零零年 HK$'000 千港元	**2001 二零零一年 HK$'000 千港元**
TOTAL ASSETS	資產總值	2,075,242	2,285,355	2,707,071	3,420,308	**3,444,962**
TOTAL LIABILITIES AND MINORITY INTERESTS	負債總額及少數股東權益	632,096	671,350	714,688	1,088,909	**868,794**
SHAREHOLDERS' FUNDS	股東資金	1,443,146	1,614,005	1,992,383	2,331,399	**2,576,168**

企業資訊

執行董事
簡文樂 *(主席)*
簡堅良 *(行政總裁)*
黎日光

獨立非執行董事
Francis Gilbert KNIGHT
張美霞
苗禮

主要辦事處
香港柴灣
寧富街1號
看通中心頂樓

註冊辦事處
P.O. Box 1787
Second Floor
One Capital Place
Grand Cayman
Cayman Islands
British West Indies

企業網址
http://www.champion**technology**.com

股票編號
0092

公司秘書
張美霞

主要往來銀行
萬國寶通銀行
道亨銀行
米特蘭銀行
渣打銀行
香港上海滙豐銀行
三和銀行
三井住友銀行

核數師
德勤 • 關黃陳方會計師行

股份過戶登記處
開曼群島：
The Harbour Trust Co. Ltd
P.O. Box 1787
Second Floor
One Capital Place
George Town
Grand Cayman
Cayman Islands
British West Indies

香港：
秘書商業服務有限公司
香港
干諾道中111號
永安中心5樓

預託證券託管銀行
萬國寶通銀行
美國預託證券
111 Wall Street, 5th Floor
New York, NY 10043
U.S.A.

查詢或索取資料
冠軍科技集團有限公司
投資關係部

香港
柴灣
寧富街1號
看通中心

電子郵件: ir@champion**technology**.com

主席報告

致各位股東：

就在兩年前，全球均慶祝新紀元之來臨，也為耳目一新的互聯網經濟而鼓舞雀躍，全情投入。今天，我們驚覺另一世界新面貌，美國近期之連串事件及回應恐怖主義行動令人驚心。頓時，危機管理有了新意義，而管理人之理解及處理危機能力亦備受考驗。

危機與否，我們在數碼科技匯聚方面仍能保持前進軌道，本人對集團之電子商貿策略亦保持樂觀。正如本人在去年之年報中所述，我們需要在集團之核心強項：互聯網解決方案、軟件、及電訊此三方面網羅更多專業技術及知識，從而在新經濟中取得輝煌成就。

現時事件已塵埃落定，我們必須抖擻精神，為現實生活而再次邁步向前。

我們之三大基本優勢

於中國之早著先機優勢帶來龐大機會

隨著中國加入世界貿易組織，預期中國貿易將在五年內以雙倍增長。這意味著香港及我們的貿易伙伴在未來不但能夠向世界採購、中國製造、再向世界銷售，也能首次把產品向中國進行本土市場內銷。

我們早於八十年代末至九十年代初經已打入中國市場，這有助我們在此一全球最龐大經濟體系打穩基礎，並充份掌握中國市場知識，尤其是在電訊及資訊科技範疇。

我們最近牽頭成立由十二家解決方案伙伴組成的財團，當中包括海峽兩岸之科技界領袖及國際企業。財團之目標是在區內及國際市場開拓智能咭相關業務機會。受近期美國之恐怖襲擊影響，多國政府均認真考慮向市民發出智能身份證，從而加強保安效能。我們之環球業務及廣闊國際伙伴網絡，將大大有助我們與合作伙伴攜手網羅先進科技組合，並在新的業務市場中獲益。

無線電通訊及資訊科技先鋒

我們於一九九三年收購無敵通之行動提升了集團之國際接觸面。今天，集團能夠充分發揮及掌握有關成員之逾五十年優秀無線電經驗，以及其逾六十年以來在全球逾五十個國家所建立之市場據點。集團另一成就為擁有全面整合之通訊及資訊科技解決方案，涵蓋範圍包括意念設計、產品開發、製造、產品度身訂做、安裝、使用、市場推廣、以及全球性分銷等。

受到紐約及華盛頓之恐怖襲擊事件影響，執法機構及私人企業對擁有嚴謹保安及防禦功效之無線電系統及安全通訊設施之需求激增。有鑑集團已就這方面於歐洲建立良好營運網絡，我們認為目前是時候把有關之優良產品及服務拓展至亞洲地區。我們已就香港數項通訊項目進行合作研究，並正與中國主要城市之執法機構緊密聯繫。

早已投資於信息保安及加密科技

冠軍科技早已洞悉及部署發展數碼經濟，因而於早年已顯著投資於加密及生物認證科技，藉以解決互聯網之數據保安及鑑證，以及用戶身份辨識事宜。

目前，增加保安開支之趨勢似乎已開始，相信可為有關產品及服務帶來龐大商機。

新氣候、新思維

要於此時此刻預測未來走勢實在不容易。從正面影響而言，美國事件為全球人類灌輸無懼面對逆境及勇於冒險精神，而我們也時刻準備就緒，迎接新挑戰。

全賴閣下的支持，我們深信集團憑藉一貫之堅毅決心及鍥而不捨精神，定必成功衝破此一經濟考驗週期。



董事會主席

簡文樂

二零零一年十月

管理層討論及分析

在回顧期內，全球經濟及投資氣候非常不穩，廣泛影響客戶之新購買預算。然而，由於集團已建立穩固客戶基礎，以及有關之網絡保養及軟件提升服務收入亦屬循環性質，因此令集團之業務營運保持相對穩定。

期內業績

在回顧期內，集團繼續審慎投資於新產品開發及新科技，藉以加強產品及服務組合。同時，透過把資源更有效分配至現有業務，以及持續進行業務整合以達致有效成本監控，集團得以在經濟普遍疲弱及全球外圍因素看淡之情況下，繼續保持盈利。

營業額

於截至二零零一年六月三十日止年度，集團錄得經審核綜合營業額15億1千1百萬港元，較去年之比較數字14億5千7百萬港元上升4%。營業額相對上升輕微乃受附屬公司看通集團之較低營業額所影響；該附屬公司一直重整產品服務組合，藉以集中發展高邊際利潤之增值業務。由於期間集團之軟件及系統整合業務有滿意增長，因而抵銷了有關影響。與此同時，集團之電子商貿及互聯網相關業務，縱然受全球經濟逆轉影響而令動力放緩，亦已開始為營業額帶來貢獻。

由於中國之經濟增長強勁，集團於中國之營業額因而受惠，錄得11億7千7百萬港元，較去年上升18%，佔整體營業額78%，去年之比較數字為9億9千8百萬港元。歐洲之營業額為2億3千9百萬港元，佔整體營業額16%，去年之比較數字為2億8千3百萬港元，佔整體營業額19%。集團之歐洲客戶主要為公共機構，並未大幅調低資訊科技開支。其餘地方由於客戶有延緩資訊科技開支跡象，業務因而較不穩定。

盈利

於截至二零零一年六月三十日止年度之純利為2億5千3百萬港元，去年之比較數字為3億零4百萬港元；每股盈利4.28港仙；未計入利息、稅項、折舊及攤銷之盈利(EBITDA)為6億3千9百萬港元，較去年之5億9千6百萬港元上升7%。

正如一般項目發展之初期普遍現象，集團新電子商貿項目之收入增長，暫時未能配合有關項目需要開始按照現行會計制度所作出之攤銷，此乃集團盈利略受影響之主因。然而，集團之電子商貿資產仍然保持高質素，部分亦快速演化為有收入能力之網絡與傳統結合業務，該等業務與本集團之核心電訊項目融合並發揮更佳效益。

盈利相對略低顯示集團為達致更高邊際利潤而進行之營運重整，需要時間進行調節及實施；事實上，有關努力之成效經已反映在集團擁有穩定增長之電訊軟件及服務業務上，該等業務一直均保持高邊際利潤穩定向上。與此同時，區域市場之消費者需求偏軟，亦影響集團之盈利。

集團電訊項目投資之貢獻有可觀增長。去年為相關開支進行特別撇銷；倘剔除去年之撇銷影響，集團電訊項目之投資貢獻保持穩定。

流動資金及財務資源

管理層一向採取審慎理財策略，多年以來均保持淨現金狀態。於二零零一年六月三十日，集團之存款、銀行結餘及現金合共5億6千6百萬港元。按集團總貸款額4億3千9百7拾萬港元(二零零零年：4億5千3百2拾萬港元)及股東資金25億7千6百萬港元(二零零零年：23億3千1百萬港元)計算，本年度末之集團貸款權益比率為0.17(二零零零年：0.19)。

集團總貸款包括銀行借貸4億1千1百2拾萬港元(二零零零年：4億1千9百6拾萬港元)、大宗折扣貸款2千6百7拾萬港元(二零零零年：3千零1拾萬港元)、以及融資租賃承擔1百8拾萬港元(二零零零年：3百5拾萬港元)。銀行借貸主要用作集團營運資金，於截至二零零一年六月三十日止年度之財務費用為4千零8拾萬港元(二零零零年：3千9百9拾萬港元)。

撇除不能預見之因素，管理層深信公司擁有足夠資金應付日常業務營運需要，以及為開發新產品提供財務支援。假如管理層決定為部分進行中之電訊項目籌措資金，集團將有足夠空間動用未運用之銀行信用貸款設施，以及善加利用目前之低息環境以借貸方式支援有關之業務拓展；同時，如果市況適合，集團亦可能考慮起用其他包括股票及舉債之融資方式。

本集團之政策是正接管理外滙風險和不採取任何投機衍生工具買賣活動。為減輕本集團因日常業務之交易所承受之外滙風險，管理層已盡力配對外幣收入及支出。管理層會利用合適之套戥工具於高外滙風險之交易。

本集團於二零零一年六月三十日賬面淨值為7,932,000港元(二零零零年：8,692,000港元)之若干土地及樓宇已抵押予銀行，作為本集團獲得之銀行融資之擔保。

於二零零零年十一月，本公司宣佈向股東發行紅利認股權證，為此而發行之認股權證合共1,177,080,714股，涉及之認購權金額大約為248,364,030港元。有關之認股權證持有人可以現金以初步認購價每股0.211港元(可予調整)認購本公司股份。有關之認股權證將於二零零一年十二月二十二日失效。在回顧期內，經已行使之認股權證所涉及之認購權金額合共18,914港元。

末期股息及以股代息計劃

董事會建議派發末期股息每股0.15港仙，惟須待股東於即將召開之股東周年大會中通過方可。建議派發之末期股息連同已於二零零一年四月十七日派發之中期股息每股0.125港仙，全年派發之股息合共為每股0.275港仙。

股東有權選擇收取現金股息或以本公司新股代息。以股代息計劃須獲香港聯合交易所有限公司(「聯交所」)上市委員會批准按該計劃而發行的股份上市並准予買賣後，方可作實。

業務回顧

集團另外兩家上市公司之營運情況摘要如下：

數碼香港

縱使電子商貿之動力放緩，集團之電子商貿旗艦數碼香港已經成功調整業務定位，有關之努力更已取得成效，數碼香港於截至二零零一年三月三十一日止及截至二零零一年六月三十日止季度，連續兩季錄得盈利。

數碼香港一方面繼續透過集團之電子付款平台提供在線電子付款解決方案及服務，以及就電子商貿整合提供技術顧問服務；另一方面，管理層也同時決定擴濶其作為商業服務供應商(Commerce Service Provider

(CSP))之業務範圍，涵蓋其他有收入潛力之業務項目，包括系統開發、保安及智能咭相關業務、以及資訊科技顧問及政府合約服務。

看通集團有限公司

集團繼續集中在無線電業務範疇中提供各類服務以及應用及通訊解決方案；回顧期內，集團持續重整產品服務組合，集中於較高邊際利潤之業務。

在中國，集團之器材及系統銷售保持穩定；在歐洲，集團在為緊急及救援服務界提供指令控制及通訊服務方面，成績優異。以英國為例，集團在消防服務界之市場佔有率逾八成半，在健康護理服務界之市場佔有率亦逾六成。看通之最新業務焦點為高邊際利潤之專用通訊軟件，集團目前正開發流動數據系統，該系統能夠提供交通工具之位置及地理信息系統(Geographical Information System (GIS))科技。

此外，集團成立命名為MultitoneNoMobile之新業務部門，藉以開發、製造及推廣一系列專門用於指定地區，可偵察及阻擋流動電話訊號之流動電子設備。該等設備運用專有科技，透過簡便及可作自動調節之技術平台，解決與流動電話有關之安全、保安及私隱問題。

展望

美國之事件令全球經濟放緩情況加劇，因而難以預測未來。然而，我們相信集團多年以來所建立之穩固地位，將有助我們成功衝過風浪。在來年，集團將充分運用累積多年之技術及鞏固基礎，集中發展下列四類科技範疇：

- 高效能綜合無線電網絡，尤其集中於公眾安全範疇
- 信息保安及安全通訊
- 運用流動數據及地理信息系統(Geographical Information System (GIS))科技之增值系統
- 政府資訊科技外判服務，並於適當時候擔任牽頭者

在地理分佈方面，中國在目前及將來均是集團的主要焦點。中國即將加入世貿，以及北京成功申辦二零零八年奧運會，均會帶來大量商機，尤其在電訊方面。我們有信心集團在科技、創新及建立環球市場方面之多年努力及投資，正取得回報，確保集團繼續站穩電訊及資訊科技前列位置。

董事及高層管理人員

董事

簡文樂，本集團創辦人及主席，亦為於香港聯合交易所主板上市之看通集團及於香港聯合交易所創業板上市之數碼香港集團主席。簡先生持有香港中文大學工商管理學碩士銜，於電腦和電訊業累積逾三十年經驗，這有助全面推行電子商貿科技，也正是當前業務致勝之道。彼亦為香港電子商業研究系列之作者，該系列由數碼香港出版，將彼在資訊科技上的經驗及對未來網上生活的構想牢牢地連繫起來。

於一九八七年成立冠軍集團以前，彼曾任英國大東電報局的電腦附屬公司亞洲電腦有限公司之總經理。於一九九二年，彼榮獲青年工業家獎。簡先生曾先後兩次參與聯交所之公司管治工作小組(於一九九四年至一九九五年及於一九九九年至二零零零年)，目前為創業板上市委員會成員之一。彼目前亦為香港工業總會軟件及資訊科技組遴選主席、及香港立法會選舉委員會資訊科技界遴選委員，彼最近亦獲委任為中電控股有限公司之獨立非執行董事。

簡堅良，本集團執行董事及行政總裁，亦為看通集團非執行董事，為簡文樂先生之胞弟。彼負責製訂及監控集團之整體政策、發展策略以及全球營運及管理事宜。彼於一九八八年加入本集團之前，曾於香港多間國際公司擔任管理要職。持有加拿大Dalhousie University 工商管理學碩士銜及加拿大University of Alberta 經濟學碩士銜。

彼為香港工業總會軟件及資訊科技組國際發展及合作分組、中國發展及合作分組、以及政府資金補助分組成員；亦為青年工業家協會資訊科技委員會成員。

黎日光，本集團執行董事及財務總監，負責集團之財務及會計政策及監控。彼亦為看通集團有限公司之財務總監。持有香港中文大學工商管理學學士銜，擁有逾二十五年之會計、審核及公司秘書事務經驗，為英國特許會計師公會及香港會計師公會資深會員，亦是香港特別行政區註冊執業會計師。

張美霞，香港執業律師，自一九九二年起擔任本集團獨立非執行董事及公司秘書。

苗禮，自一九九二年起擔任本集團獨立非執行董事；此外，亦為本集團英國附屬公司無敵通(Multitone)副主席及非執行董事。彼為Asia Pacific Financial Management Limited 董事總經理，亦為New Media Corporation主席。曾歷任香港電訊之副行政總監及英國大東電報局亞太區總裁。為英國及威爾斯特許會計師公會之會員，並為香港國際財務人員聯會(Hong Kong Institute of the International Association of Financial Executives)之前任主席。

Francis Gilbert KNIGHT，自二零零零年二月起出任本集團獨立非執行董事。彼亦為私人公司Asian Security and Investigation Services Limited之主席兼董事總經理。彼為British Institute of Directors、British Institute of Management、the American Society for Industrial Security 及International Association of Police Chiefs之會員。彼擁有逾十七年版權保障、保安及商業調查方面之經驗，並為多個主要團體之保安顧問。

高層管理人員

簡文輝，本集團系統發展執行副總裁，負責統籌集團之資訊系統，持有加拿大University of Alberta之碩士銜。

旺格，本集團歐洲業務高級副總裁及本集團附屬公司無敵通行政總裁，為英國Institute of Directors 之資深會員，擁有逾二十八年之消費電子及電訊工業經驗。

馮建良，本集團微型電子高級副總裁及網頁寄存服務董事，為註冊工程師及電子工程師學會會員。

古健卿，本集團財務高級副總裁，負責集團之整體財務運作，為香港會計師公會及英國執業會計師公會會員。

Roy GOSS，本集團駐澳門國際商貿董事。彼在財務及電訊方面擁有各類貼合需要之專家經驗，並曾在中東及澳門服務各類有線及無線電通訊企業近二十年。

Luiz Octavio VILLA-LOBOS，本集團附屬公司巴西無敵通董事總經理，負責運作及管理無敵通之巴西附屬公司，持有由法國Sup'Aero頒發之航空工程學碩士銜、以及倫敦大學商科學院之工商管理學碩士銜。

唐惜芬，本集團互動營運副總裁，負責集團在電子商貿及通訊業務方面之客戶服務事宜。

梁耀蓮，本集團電子商務發展副總裁，負責業務拓展。

股東周年大會通告

茲通告上述公司(「本公司」)之股東周年大會將於二零零一年十一月三十日上午十時三十分假座香港中環康樂廣場8號交易廣場1期1702室舉行，藉以處理下列事項：

1. 省覽截至二零零一年六月三十日止年度之經審核財務報表及董事會與核數師之報告。
2. 擬宣派截至二零零一年六月三十日止年度之末期股息每股0.15港仙。
3. 選舉董事並授權董事會釐定其酬金。
4. 委聘核數師並授權董事會釐定其酬金。

承董事會命

公司秘書

張美霞

香港，二零零一年十月二十二日

主要辦事處：

香港柴灣

寧富街1號

看通中心頂樓

附註：

(1) 凡有權出席上述通告召開之會議並於會上投票之股東均可委派代表代其出席會議，並於進行表決時代其投票。受委代表毋須為本公司股東。代表委任表格連同授權簽署該表格之授權書或其他授權文件(如有)或經公證人證明之該等授權文件副本最遲須於會議或續會之指定舉行時間48小時前送達本公司之香港主要辦事處，方為有效。

(2) 本公司將由二零零一年十一月二十六日起至二零零一年十一月三十日(首尾兩日包括在內)止期間暫停辦理股份過戶登記手續。為符合資格享有將於股東周年大會上批准派發之末期股息，所有過戶文件連同有關股票，以及如屬認股權證持有人，所有填妥之認購表格連同有關認股權證及正確認購費用，最遲須於二零零一年十一月二十三日下午四時正送達本公司在香港之股份過戶分處Secretaries Limited，地址為香港干諾道中111號永安中心5樓。

目錄

冠軍科技簡介

冠軍科技 (www.champion**technology**.com) 為一通訊軟件集團之控股公司，其中之通訊科技成員公司早於一九三零年已經成立，專門研究無線電科技；另一資訊科技公司亦於一九八七年成立，致力於軟件開發。集團運用其無線電信息技術以及資訊軟件經驗，已經成功綜合不同的通訊科技，提供全面系列之無線電方案及服務。

有鑑於數碼經濟體系的發展潛力雄厚，集團近年致力開發多項互聯網根本技術，包括高速及高容量接駁互聯網、互聯網保安及鑑證、數碼內容創作以及電子商貿等。集團之目標是透過其環球業務(尤其在中國)，推廣電子服務。

冠軍於香港聯合交易所有限公司擁有第一上市地位，其股份亦在美國以預託證券之方式進行場外交易。

[illegible]N TECHNOLOGY HOLDINGS LIMITED

[illegible]二零零一年年報

[illegible]